Exhibit 2.1

Execution Copy

FOR NOTARIZATION

SHARE PURCHASE AGREEMENT

for all of the shares

of

Dresden Papier GmbH

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2

1.2	Headings	8

1.3	Gender and Number	8

1.4	Currency	8

1.5	Accounting Principles	8

1.6	Severability	8

1.7	Entire Agreement	8

1.8	Waiver, Amendment	8

1.9	Governing Law	8

1.10	Successors and Assigns	9

1.11	Conflict	9

1.12	Knowledge	9

1.13	Interpretation	9

1.14	Schedules	9

1.15	Disclosure Letter	10

1.16	Payments to Vendor or Purchaser	10

1.17	Interest	10

ARTICLE 2 PURCHASE AND SALE		10

2.1	Sale and Transfer of Purchased Shares	10

2.2	Purchase Price and Purchase Price Adjustment	11

2.3	Guarantor’s Obligations	13

2.4	Purchaser Guarantor’s Obligations	13

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		13

3.1	By the Vendor	13

3.2	By the Purchaser	24

3.3	By the Guarantor	25

3.4	By the Purchaser Guarantor	26

ARTICLE 4 MERGER CONTROL		26

4.1	Merger Control Procedures	26

ARTICLE 5 COVENANTS		27

5.1	Access to Information	27

5.2	Conduct of Business Until Time of Closing	28

5.3	Vendor’s Negative Covenant	28

II

5.4	Intercompany Accounts; Intercompany Loan Agreements	29

5.5	Payment of Patent Renewal Fees and Trademark Register Corrections	29

5.6	Release of Security Interests under Loan Agreements	30

5.7	Release under Guarantee Agreements	30

5.8	Confidential Information	30

5.9	Non-Competition	30

5.10	Non-Solicitation	31

5.11	Injunctive Relief	31

5.12	Termination of Managing Director	31

5.13	Cooperation	32

5.14	Breach of Vendor’s Obligations	32

5.15	Breach of Purchaser’s Obligations	32

ARTICLE 6 CLOSING		32

6.1	Closing / Closing Date	32

6.2	Closing Conditions	32

6.3	Waiver of Closing Conditions	34

6.4	Closing Actions	34

6.5	Terms of Closing	36

6.6	Books and Records	36

6.7	Further Assurances	36

ARTICLE 7 LEGAL CONSEQUENCES IN CASE OF BREACH		37

7.1	General	37

7.2	Limitation of Liability	37

7.3	Liability Floor	38

7.4	Maximum Liability	39

7.5	Time Limitations	39

7.6	Third Party Claims	40

7.7	Limitation of Vendor’s Liability for Breach of Environmental Guarantee	40

7.8	Specific Exclusions and Waivers	40

7.9	Payments Deemed to be Adjustment of Purchase Price	41

7.10	Breach of Purchaser’s Guarantees	41

7.11	Breach of Guarantor’s Guarantees	41

7.12	Breach of Purchaser Guarantor’s Guarantees	41

ARTICLE 8 TAXES		41

8.1	Taxes	41

8.2	Indemnification	41

8.3	Tax Releases, Tax Benefits	42

III

8.4	Information of Vendor	43

8.5	Tax Returns	43

8.6	Cooperation in Tax Matters	43

8.7	No Indemnity	43

8.8	Time Limitations	43

8.9	Tax Audit Costs	44

ARTICLE 9 SPECIFIC INDEMNITY		44

9.1	Specific Indemnity by the Vendor and the Guarantor	44

9.2	Specific Indemnity by the Purchaser and the Purchaser Guarantor	44

ARTICLE 10 TERMINATION OF THIS AGREEMENT		44

10.1	Obligations of the Vendor and the Purchaser	44

10.2	Liability on Termination	45

ARTICLE 11 DISPUTE RESOLUTION		45

11.1	Negotiation	45

11.2	Arbitration; Place of Jurisdiction	45

11.3	Costs and Fees	46

ARTICLE 12 GENERAL MATTERS		46

12.1	Public Notices	46

12.2	Expenses	46

12.3	Notices	47

12.4	Further Assurances	48

12.5	Set-Off etc.	48

12.6	No Third Party Beneficiaries	48

12.7	Language	48

IV

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of this 13th day of March, 2013,

AMONG:

FORTRESS SECURITY PAPERS AG, a company incorporated under the laws of Switzerland

(the “Vendor”)

AND:

GLATFELTER GERNSBACH GMBH & CO. KG, a limited partnership established under the laws of Germany

(the “Purchaser”)

AND:

FORTRESS PAPER LTD., a corporation incorporated under the laws of British Columbia, Canada

(the “Guarantor”)

AND:

P.H. GLATFELTER CO., a corporation incorporated under the laws of Pennsylvania, United States of America

(the “Purchaser Guarantor”)

WHEREAS:

A.	The Vendor is the owner of the Purchased Shares; and

B.	The Vendor wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Vendor, the Purchased Shares, subject to and on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements contained herein, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each of the parties hereto), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement,

(a)	“Accountants” means Ernst & Young LLP or such other internationally recognized, independent auditing firm;

(b)	“Accounts Payable” means, without duplication: (i) all trade accounts payable to suppliers, including all trade accounts payable representing amounts payable in respect of the purchase of raw materials and other services and supplies needed for production; and (ii) all other accounts payable related to the Business;

(c)	“Accounts Receivable” means, without duplication: (i) all trade accounts receivable from customers, including all trade accounts receivable representing amounts receivable in respect of the sale of finished goods and raw materials; and (ii) all other accounts receivable, including advances to contractors of the Company;

(d)	“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority;

(e)	“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person;

(f)	“Agreement” means this agreement and the Disclosure Letter, in each case as they may be amended or supplemented from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this agreement; and unless otherwise indicated, references to Articles and Sections are to Articles and Sections in this agreement;

(g)	“Annual Financial Statements 2010” means the audited financial statements of the Company for the year ended December 31, 2010, copies of which are included in Section 3.1(bb) of the Disclosure Letter;

(h)	“Annual Financial Statements 2011” means the audited financial statements of the Company for the year ended December 31, 2011, copies of which are included in Section 3.1(bb) of the Disclosure Letter;

(i)	“Annual Financial Statements 2012” means the audited financial statements of the Company for the year ended December 31, 2012, copies of which are included in Section 3.1(bb) of the Disclosure Letter;

(j)	“Assets” has the meaning attributed to such term in Section 3.1(k);

(k)	“Business” means the business of the Company which includes the ownership, operation and use of the Mill, the development, production and sale of non-woven wallpaper base and all complementary, incidental and ancillary activities relating thereto at the Mill;

(l)	“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of British Columbia, Canada, the United States of America or Germany;

(m)	“Cash” means cash, Restricted Cash and cash equivalents of the Company as at Closing Date;

(n)	“Claim Notice” has the meaning attributed to such term in Section 7.1;

(o)	“Closing” has the meaning attributed to such term in Section 6.1;

(p)	“Closing Actions” has the meaning attributed to such term in Section 6.4;

(q)	“Closing Conditions” has the meaning attributed to such term in Section 6.2;

(r)	“Closing Date” has the meaning attributed to such term in Section 6.1;

(s)	“Closing Date Payment Amount” has the meaning attributed to such term in Section 2.2(a)(ii);

(t)	“Closing Memorandum” has the meaning attributed to such term in Section 6.4(e);

(u)	“Collective Agreements” has the meaning attributed to such term in Section 3.1(w);

(v)	“Company” means Dresden Papier GmbH, a corporation incorporated under the laws of Germany;

(w)	“Contract” means any written or oral agreement, indenture, contract, lease, deed of trust, option instrument or other commitment;

(x)	“Debt” means the collective debt of the Company (including the third party financial debt but excluding intercompany debt, which is assumed to be nil, and Accounts Payable) as at the Effective Time;

(y)	“De Minimis Amount” has the meaning attributed to such term in Section 7.3;

(z)	“Disclosure Letter” means the statement dated as of the date hereof provided by the Vendor to the Purchaser;

(aa)	“Dispute” has the meaning attributed to such term in Section 11.1;

(bb)	“Dispute Notice” has the meaning attributed to such term in Section 11.1;

(cc)	“Effective Time” has the meaning attributed to such term in Section 2.1(d);

(dd)	“Employees” means all employees of the Business;

(ee)	“Employee Bonus Obligations” means any bonus payment obligation of the Company towards Employees related to bonuses or any incentive compensation in connection with the transactions contemplated by this Agreement;

(ff)	“Employee Plans” has the meaning attributed to such term in Section 3.1(v);

(gg)	“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, privilege or any Contract to create any of the foregoing;

(hh)	“Environmental Law” means all applicable European Union, federal, provincial, municipal or local statutes, regulations, by-laws, permits, orders or rules, and any policies or guidelines of any governmental or regulatory body or agency and any requirements or obligations arising under the Law relating to the environment, the transportation of dangerous goods and occupational health and safety;

(ii)	“Environmental Permits” means all permits, licences, approvals, consents, authorizations, registrations and certificates issued by or provided to, as the case may be, any government, governmental or regulatory body or agency pursuant to an Environmental Law;

(jj)	“Estimated Closing Working Capital” means the Working Capital as at the Closing Date estimated by the Vendor;

(kk)	“Factoring Agreement” means the factoring agreement entered into between the Company and CommerzFactoring GmbH (Mainz) dated January 8, 2013, as amended from time to time;

(ll)	“Final Closing Working Capital” has the meaning attributed to such term in Section 2.2(b)(ii)(4);

(mm)	“Final Working Capital Adjustment Payment” has the meaning attributed to such term in Section 2.2(b)(ii)(5);

(nn)	“Financial Statements” means, collectively, the Annual Financial Statements 2010, the Annual Financial Statements 2011 and the Annual Financial Statements 2012;

(oo)	“German GAAP” has the meaning attributed to such term in Section 1.5;

(pp)	“Governmental Authority” means any legislative, executive, judicial or administrative body, court or Person whether European Union, federal, provincial, state, local or municipal and any governmental authority, governmental tribunal or governmental commission of any kind whatever having, or purporting to have, jurisdiction in the relevant circumstances;

(qq)	“Governmental Charges” means all taxes, levies, fees, imports, duties, tariffs, assessments, reassessments and other charges of any kind, together with all related penalties, interest and fines or additional amounts imposed by and due and payable to any Governmental Authority or imposed by any court or any other Law, regulation or rulemaking entity having jurisdiction in relevant circumstances;

(rr)	“Guarantee Agreements” means the guarantee facility agreement in the amount of €12,000,000 between Landqart AG and Commerzbank Aktiengesellschaft dated May 24, 2011 pursuant to which the Company agreed to act as co-debtor, together with all security agreements relating thereto, as amended from time to time;

(ss)	“Guarantor’s Guarantees” has the meaning attributed to such term in Section 3.3;

(tt)	“Hazardous Substance” means any natural or artificial substance, preparation or article which, if generated, transported, stored, treated, used or disposed of (alone or combined with another substance, preparation or article) is harmful to water, air or land or any living organism, as defined and as prohibited or restricted pursuant to an Environmental Law;

(uu)	“Information Technology” has the meaning attributed to such term in Section 3.1(q);

(vv)

“Intellectual Property” means any trademarks, trade names, business names, service marks, brand names, patents, inventions, pending applications for patents, copyrights, industrial designs and process, dedicated computer software other than commercial off-the-shelf software, (including licenses to use such computer software), proprietary engineering drawings and plans, proprietary technical specifications and ratings data, trade secrets, industrial and production technology, process control technology, and similar rights;

(ww)	“Intercompany Accounts” has the meaning attributed to such term in Section 5.4;

(xx)	“Inventories” means, at any time, all inventories wherever located, including (i) all finished goods (products held for sale), work in process (products at some stage of production) and raw materials, and (ii) all other maintenance, repair and operating materials and supplies, including spare parts, fuels, and packaging material;

(yy)	“Law” means an applicable law, statute or ordinance, including an applicable rule or regulation thereunder existing as at the date hereof;

(zz)	“Liability Floor” has the meaning attributed to such term in Section 7.3;

(aaa)	“Licences and Permits” has the meaning attributed to such term in Section 3.1(t);

(bbb)	“Loan Agreements” means, collectively: (i) the loan agreement in the amount of €25,000,000 entered into between the Company and Commerzbank Aktiengesellschaft dated March 29, 2012, (ii) the loan agreement in the amount of €1,346,624 and €576,600 between the Company and Commerzbank Aktiengesellschaft (as successor of Dresdner Bank) dated December 18, 2006, (iii) the credit facility agreement in the amount of €5,000,000 entered into between the Company and Commerzbank Aktiengesellschaft dated February 28, 2013, and (iv) the credit facility agreement in the amount of €10,000,000 entered into between the Company and Commerzbank Aktiengesellschaft dated February 28, 2013, together with all respective security agreements and interest rate derivatives relating thereto, as amended from time to time;

(ccc)	“Material Adverse Change” or “Material Adverse Impact” means with respect to the Company, facts, circumstances or events that could, individually or collectively, reasonably be expected to affect materially and adversely the Company’s assets and liabilities (Vermögenslage), financial position (Finanzlage) or current earnings position (Ertragslage), other than any change, circumstance or effect which results from: (a) any change in domestic or international economic conditions, including fluctuations in currencies; (b) any change in the general market conditions for the wallpaper industry, including fluctuations in market demand; (c) any change in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (d) any changes or developments resulting from any actions taken by the Purchaser or the Vendor or any of their respective representatives in accordance with the terms of this Agreement, including the announcement of the transactions contemplated by this Agreement, or resulting from the Purchaser’s withholding of consent to the Vendor’s request to take any action prohibited by Section 5.3 (but only to the extent such consent is unreasonably withheld or delayed on the part of the Purchaser); or (e) any changes or developments resulting from acts of terrorism or war (whether or not declared) except to the extent causing damage to the physical facilities of the Business; provided, however, that notwithstanding the foregoing, any destruction of or damage to the Mill which results in a material reduction of the production capacity of the Mill shall be deemed to be a Material Adverse Change.

(ddd)	“Material Contract” has the meaning attributed to such term in Section 3.1(z);

(eee)	“Material Employees” has the meaning attributed to such term in Section 3.1(x);

(fff)	“Material Personnel Contracts” has the meaning attributed to such term in Section 3.1(x);

(ggg)	“Merger Clearances” has the meaning attributed to such term in Section 4.1(a);

(hhh)	“Merger Filings” has the meaning attributed to such term in Section 4.1(a)(i);

(iii)	“Mill” means the specialty paper processing facilities and related equipment, works and undertaking located in Heidenau, Germany, owned and operated by the Company;

(jjj)	“Notary” means the German notary officiating the notarization of this Agreement;

(kkk)	“Parties” means the Purchaser, the Vendor, the Purchaser Guarantor and the Guarantor, and “Party” means any one of them;

(lll)	“Permitted Encumbrances” means:

(i)	statutory title exceptions and restrictions under zoning by-laws, municipal by-laws and building regulations;

(ii)	any Encumbrance which arises by operation of Law in the normal course of business or pursuant to equipment, machinery or vehicle lease agreements in the normal course of business;

(iii)	any Encumbrance created or permitted under the Loan Agreements, Guarantee Agreements or Factoring Agreement, all such Encumbrances being disclosed in Section 1.1(lll) of the Disclosure Letter, and such Encumbrances to be discharged on Closing;

(iv)	any Encumbrance that does not materially interfere with the use of the property and Assets of the Company as currently used or incurred in the normal course of business;

(v)	any Encumbrance of warehousemen, mechanics and materialmen and other similar Encumbrances arising in the normal course of business; and

(vi)	such other Encumbrances set forth in Section 1.1(lll) of the Disclosure Letter;

(mmm)	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency or Governmental Authority however designated or constituted;

(nnn)	“Pre-Closing Straddle Period” has the meaning attributed to such term in Section 8.2(b);

(ooo)	“Proposed Final Closing Working Capital Statement” has the meaning attributed to such term in Section 2.2(b)(ii)(1);

(ppp)	“Purchase Price” has the meaning attributed to such term in Section 2.2(a)(i);

(qqq)	“Purchased Shares” means (i) the share No. 1 in the Company in the total nominal amount of €24,900; (ii) the share No. 2 in the Company in the total nominal amount of €100; and (iii) the share No. 3 in the Company in the total nominal amount of €475,000, constituting all the shares of the Company;

(rrr)	“Purchaser Closing Certificate” has the meaning attributed to such term in Section 6.4(d)(iii);

(sss)	“Purchaser’s Guarantees” has the meaning attributed to such term in Section 3.2;

(ttt)	“Purchaser Guarantor’s Guarantees” has the meaning attributed to such term in Section 3.4;

(uuu)	“Real Property” has the meaning attributed to such term in Section 3.1(m);

(vvv)	“Restricted Cash” shall mean the restricted cash relating to the guarantee issued in the amount of € 400,000 to NYK Line (Deutschland) GmbH by Commerzbank Aktiengesellschaft and the Company dated April 19, 2011;

(www)	“Services Agreement” means the fourth amended and restated global management services agreement among the Vendor, the Company, Landqart AG, the Guarantor, Fortress Optical Features Ltd., Fortress Global Cellulose Ltd., Fortress Pulp Operations Inc. and Fortress Specialty Cellulose Inc. dated May 4, 2012;

(xxx)	“Straddle Period” has the meaning attributed to such term in Section 8.2(b);

(yyy)	“Target Working Capital” means €17,000,000 (Seventeen Million Euros) as calculated pursuant to Schedule A attached hereto;

(zzz)	“Tax Authority” has the meaning attributed to such term in Section 8.1;

(aaaa)	“Tax Claim” has the meaning attributed to such term in Section 8.4;

(bbbb)	“Tax Consolidation” has the meaning attributed to such term in Section 3.1(dd)(vi);

(cccc)	“Tax Indemnification Claim” has the meaning attributed to such term in Section 8.2(a);

(dddd)	“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any Tax Authority relating to Governmental Charges (including any attached schedules), including without limitation, any information return, claim for refund, amended return and declaration of estimated Governmental Charge;

(eeee)	“Taxes” has the meaning attributed to such term in Section 8.1;

(ffff)	“Territory” has the meaning attributed to such term in Section 5.9;

(gggg)	“Third Party Claim” has the meaning attributed to such term in Section 7.6;

(hhhh)	“Time of Closing” means 5:00 p.m. (Dresden time) on the Closing Date or such other time on the Closing Date as may be agreed upon in writing by the Parties;

(iiii)	“Vendor Closing Certificate” has the meaning attributed to such term in Section 6.4(a)(ii);

(jjjj)	“Vendor’s Guarantees” has the meaning attributed to such term in Section 3.1; and

(kkkk)	“Working Capital” means (i) Cash, Accounts Receivable, Inventories, deposits, prepaid items, prepaid expenses and deferred charges less (ii) Accounts Payable and accrued liabilities of the Company.

1.2	Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4	Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Euros.

1.5	Accounting Principles

Any reference in this Agreement to “German GAAP” refers to German Generally Accepted Accounting Principles as amended from time to time. All accounting terms not otherwise defined herein have the meanings attributable to them under German GAAP and all determinations of an accounting nature required to be made shall be made in accordance with German GAAP, applied consistently with prior periods.

1.6	Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof, for the avoidance of doubt including any individual sentence, clause or subclause within a provision, by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect. The Parties shall engage in good faith negotiations to replace any provision (or any individual sentence, clause or subclause within a provision) which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.7	Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement. There are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.

1.8	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing, or in notarized form if so required by law, by the Parties to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.9	Governing Law

This Agreement shall be governed by, and construed in accordance with the Laws of the Federal Republic of Germany, excluding: (a) its conflict of laws provisions that may lead to the application of the Laws of another country; and (b) the United Nations Convention on Contracts for the International Sale of Goods (CISG).

1.10	Successors and Assigns

This Agreement shall inure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. No Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party.

1.11	Conflict

In the event of any conflict between the provisions of the body of this Agreement, the Schedules hereto, the Disclosure Letter and any other document contemplated hereby, the provisions of this Agreement shall prevail.

1.12	Knowledge

All statements in this Agreement that are qualified “to the best knowledge of the Vendor”, “to the knowledge of the Vendor”, “its information and belief”, “aware” and terms of similar import shall mean to the actual knowledge, after reasonable inquiry, of Chadwick Wasilenkoff, Alfonso Ciotola, Frank Fetkenheuer, Ulrich Paris and Thomas Paproth.

1.13	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a)	the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(b)	except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations;

(c)	any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity; and

(d)	the Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

1.14	Schedules

Appended hereto are the following schedules which are incorporated into this Agreement by reference and are deemed to be part hereof:

Schedule A	Calculation of Target Working Capital

Schedule B	Form of Closing Memorandum

1.15	Disclosure Letter

The Disclosure Letter is integral to and forms part of this Agreement.

1.16	Payments to Vendor or Purchaser

Any payments to Vendor or Purchaser under this Agreement shall be made to the following bank accounts of Vendor or Purchaser, as the case may be, or to such other bank accounts of which Vendor or Purchaser has notified the respective other Party in writing at least three (3) Business Days prior to the instructions for the respective wire transfer being given:

Vendor’s bank account:

Bank:	UBS AG, P.O. Box, CH-9471 Buchs
BIC:	UBSWCHZH80A
IBAN CHF:	CH77 0022 0220 2231 3201 N
IBAN EUR:	CH30 0022 0220 2231 3260 D
Account Holder:	Fortress Security Papers AG

Purchaser’s bank account:

Bank:	Deutsche Bank AG, Baden Baden, Germany
Bank Code:	662 700 01
SWIFT #:	DEUTDESM662
Account No.:	3929858
IBAN:	DE39 6627 0001 0392 9858 00
Account Holder:	Glatfelter Gernsbach GmbH and Co. KG

1.17	Interest

Any payments due under this Agreement shall bear interest from and including the respective due date to, but not including, the date of receipt. The interest rate to be used during any given period of three months, starting on the date on which any payment is due, such as the date of determination by the Accountants, shall be 500 basis points over EURIBOR for three-month deposits as reported on the first day of such three-month period.

ARTICLE 2

PURCHASE AND SALE

2.1	Sale and Transfer of Purchased Shares

(a)	The Vendor hereby sells the Purchased Shares to the Purchaser and the Purchaser hereby purchases the Purchased Shares from the Vendor upon the terms and conditions of this Agreement.

(b)	The Vendor hereby assigns (tritt ab) to the Purchaser, and the Purchaser accepts the assignment of, the Purchased Shares subject to the conditions precedent (aufschiebende Bedingungen) of:

(i)	the satisfaction (or with respect to Section 6.2(a)(i), the waiver by the Purchaser and the Vendor) of the Mutual Closing Conditions set forth in Section 6.2(a);

(ii)	the satisfaction (or waiver by the Purchaser) of the Closing Conditions for the Benefit of the Purchaser set forth in Section 6.2(b);

(iii)	the satisfaction (or waiver by the Vendor) of the Closing Conditions for the Benefit of the Vendor set forth in Section 6.2(c); and

(iv)	the payment of the Closing Date Payment Amount pursuant to Section 2.2(a)(ii).

Immediately following the Closing, the Vendor and the Purchaser shall provide evidence of such fulfillment to the acting notary by mutually executing the Closing Memorandum.

(c)	The sale of the Purchased Shares shall include any and all rights associated with, or otherwise pertaining to, the Purchased Shares.

(d)	The “Effective Time” shall be midnight (24:00) (Dresden time) on the Closing Date.

2.2	Purchase Price and Purchase Price Adjustment

(a)	Purchase Price and Payment

(i)	The total consideration for the Purchased Shares shall be €160,000,000 (One Hundred and Sixty Million Euros) on a Cash free and Debt free basis (the “Purchase Price”).

(ii)	The Purchase Price, as adjusted pursuant to the “Closing Adjustment” set forth in Section 2.2(b)(i) below (the “Closing Date Payment Amount”) shall be paid by the Purchaser to the Vendor as follows:

(a)	pursuant to the written notice by the Vendor to the Purchaser no later than three (3) Business Days prior to the Closing Date, payment as directed by the Vendor shall be made by the Purchaser: (1) on behalf of the Company on the Closing Date directly to the lenders under the Loan Agreements and the counterparty in the Factoring Agreement; and (2) on behalf of the Vendor on the Closing Date directly to Commerzbank Aktiengesellschaft; and

(b)	the balance of the Purchase Price shall be paid by the Purchaser to the Vendor by wire transfer on the Closing Date in immediately available funds.

(iii)	The Final Working Capital Adjustment Payment as determined pursuant to Section 2.2(b)(ii) below, shall be paid within three (3) Business Days of such determination.

(b)	Purchase Price Adjustment

(i)	Closing Adjustment

(1)	Not less than five (5) Business Days prior to the Closing Date, the Vendor shall prepare and deliver to the Purchaser a statement of its good faith estimates of the Estimated Closing Working Capital, prepared and calculated on a basis consistent with the calculation of Target Working Capital.

(2)	If the Estimated Closing Working Capital exceeds the Target Working Capital, the Purchase Price shall be increased by such difference. If the Estimated Closing Working Capital is less than the Target Working Capital, the Purchase Price shall be decreased by such difference.

(ii)	Post-Closing Adjustment

(1)	Promptly following the Closing Date, but in no event later than forty-five (45) days after the Closing Date, the Purchaser shall prepare and submit to the Vendor a statement setting forth the Working Capital as of the Closing Date which shall be prepared and calculated on a basis consistent with the calculation of Target Working Capital (the “Proposed Final Closing Working Capital Statement”).

(2)	As soon as reasonably practicable after delivery of the Proposed Final Closing Working Capital Statement (but not later than ten (10) Business Days thereafter), the Vendor shall notify the Purchaser if the Vendor disputes any aspect of the Proposed Final Closing Working Capital Statement and shall set forth, in writing and in reasonable detail, the reasons for the Vendor’s objections and the amounts involved (and shall include reasonable supporting documentation). If the Vendor fails to deliver a notice of objection within ten (10) Business Days after receipt of the Proposed Final Closing Working Capital Statement, the Vendor shall be deemed to have accepted the Proposed Final Closing Working Capital Statement prepared by the Purchaser and the Proposed Final Closing Working Capital Statement shall be final, conclusive and binding on the Parties.

(3)	If any such notice of objections is timely delivered by the Vendor as set forth above, items as to which there is no disagreement shall be final, conclusive and binding on the Parties. If the disputed matters (i) involve an aggregate disputed amount of €50,000 or more, they shall be referred by the Vendor and the Purchaser to the Accountants, or (ii) if such remaining disputed matters involve an aggregate disputed amount of less than €50,000, the mid-point between the Purchaser’s and the Vendor’s positions with respect to such disputed items shall be final, conclusive and binding on the Parties.

(4)	The Accountants shall review only those items in dispute and any determination of the Accountants shall be final, conclusive and binding on the Vendor and the Purchaser and shall be made within ten (10) Business Days of having received notification of the assignment. The Accountants shall be instructed that (x) with respect to each disputed item the Accountants shall either accept the position taken by the Vendor or the position taken by the Purchaser and (y) its review shall be limited to determining whether the Proposed Final Closing Working Capital Statement was calculated in a manner consistent with the calculation of Target Working Capital or was arrived at based on mathematical error. The Accountants shall prepare and deliver to the Vendor and the Purchaser a written report explaining its determination. The determination of the Accountants shall be based solely on written submissions by the Vendor and the Purchaser and shall not be based on any independent review by the Accountants. The fees of the Accountants will be paid by the party whose position the Accountants did not uphold. The Proposed Final Closing Working Capital Statement as finally determined (whether by failure of the Purchaser to deliver timely notice of objection as set forth above, by agreement of the Vendor and the Purchaser or by determination of the Accountants) is referred to herein as the “Final Closing Working Capital”.

(5)	If the Final Closing Working Capital exceeds the Estimated Closing Working Capital, the Purchaser shall pay to Vendor the amount of such difference. If the Final Closing Working Capital is less than the Estimated Closing Working Capital, then the Vendor shall pay to the Purchaser the amount of such difference. Such payment shall be referred to as the “Final Working Capital Adjustment Payment”.

2.3	Guarantor’s Obligations

The Guarantor shall act as guarantor (selbstschuldnerischer Bürge) to secure any and all obligations of the Vendor under this Agreement and hereby waives any defence of unexhausted remedies (Einrede der Vorausklage) pursuant to Section 773 of the German Civil Code (BGB).

2.4	Purchaser Guarantor’s Obligations

The Purchaser Guarantor shall act as guarantor (selbstschuldnerischer Bürge) to secure any and all obligations of the Purchaser under this Agreement and hereby waives any defence of unexhausted remedies (Einrede der Vorausklage) pursuant to Section 773 of the German Civil Code (BGB).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	By the Vendor

The Vendor hereby guarantees by way of independent guarantee undertakings (selbstständige Garantieversprechen), pursuant to § 311 of the German Civil Code (BGB), that the following statements (“Vendor’s Guarantees”) are true and correct, in each case as of the date hereof and as of the Closing Date, or as of such other date as is expressly stated in the relevant Vendor’s Guarantee, in which case the applicable Vendor’s Guarantee shall be correct as of such date:

(a)	Organization. The Vendor is a company duly organized, validly existing and in good standing as a stock corporation (Aktiengesellschaft) under the laws of Switzerland and has the unrestricted right, power, authority and capacity to own and dispose of the Purchased Shares, and to enter into this Agreement and carry out its terms to the fullest extent. The Company is duly organized, validly existing and in good standing as a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of Germany and has the unrestricted right, power, authority and capacity to own or lease its property, to carry on the Business as now being conducted by it, to enter into this Agreement and perform its obligations hereunder.

(b)	Authority Relative to this Agreement. This Agreement and each of the documents contemplated hereby has been, or will prior to the Time of Closing be, duly authorized, executed and delivered by the Vendor and constitutes, or will constitute, when executed, valid and binding obligations of the Vendor, enforceable in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.

(c)	Corporate Approvals. All required approvals of any corporate bodies of the Vendor have been given prior to the signing of this Agreement. The execution and delivery by the Vendor of this Agreement and the performance by it of its obligations hereunder will not result in:

(i)	a violation or breach of any provision of or constitute a default under its respective organizational documents or any other legal obligations of the Vendor or any material agreement, arrangement or understanding to which the Vendor is a party; or

(ii)	the imposition of any Encumbrance upon the Company’s assets; or

(iii)	to the knowledge of the Vendor, any challenge (Anfechtung) by any third party on any legal basis, including on the basis of any creditor protection laws.

(d)	No Other Agreements to Purchase. No Person other than the Purchaser has any written or oral agreement or option or any right or privilege capable of becoming an agreement or option for the purchase or acquisition of any of the Purchased Shares. The Purchased Shares are not pledged (verpfändet), attached (gepfändet), or otherwise encumbered (belastet) with any third party rights and are not subject to any: (i) trust arrangement (Treuhandverhältnis), silent partnership (stille Beteiligung), sub-participation (Unterbeteiligung) or similar arrangement; (ii) pending transfer or other disposition (Verfügung); (iii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber; or (iv) shareholders’ resolution providing for their redemption (Einziehung).

(e)	Ownership of Purchased Shares. The Vendor is the sole legal and beneficial owner of the Purchased Shares, with full and unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) thereto, free and clear of all Encumbrances, and there are no agreements or restrictions which in any way limit or restrict the transfer to the Purchaser of any of the Purchased Shares, and there are no shareholder agreements, pooling agreements, voting trust agreements or other voting agreements with respect to the voting of the Purchased Shares. The Purchased Shares constitute all of the outstanding issued share capital of the Company. Neither the Vendor nor any third party has any pre-emptive right (Vorkaufsrecht), right of first refusal (Vorerwerbsrecht), subscription right (Bezugsrecht), option right (Optionsrecht), conversion right (Wandlungsrecht) or similar right in respect of the Purchased Shares.

(f)	Corporate Documents. All facts and circumstances concerning the Company which are capable of being registered in the commercial register have been registered therein. The list of shareholders dated June 23, 2009 recorded in the commercial register is correct and complete. Section 3.1(f) of the Disclosure Letter contains complete and accurate copies of the commercial register excerpt, the shareholders list and the articles of association of the Company. No changes have been made or contemplated with respect to any of the foregoing.

(g)	Approvals and Consents. Except as set out in Section 3.1(g) of the Disclosure Letter, no authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person is necessary for the consummation by the Vendor of its obligations under this Agreement, except for such authorizations, consents, approvals and filings as to which the failure by the Vendor to obtain or make would not prevent or materially delay the consummation of this Agreement.

(h)	No Interference. There is no action, suit, investigation or other proceeding pending or, to the knowledge of the Vendor, threatened before any court, arbitrator, governmental body, agency or official that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution or consummation of this Agreement or the transactions contemplated herein, and, to the knowledge of the Vendor, there are no circumstances likely to give rise to any of the foregoing.

(i)	No Insolvency. No insolvency or similar proceedings have been or, to the knowledge of the Vendor, have been threatened to be, commenced over the assets of the Vendor or the Company and, to the knowledge of the Vendor, there are no circumstances that would require or justify the opening of or application for such proceedings. The Vendor and the Company are not illiquid (zahlungsunfähig) or over-indebted (überschuldet).

(j)	Share Capital. The Purchased Shares have been fully paid up, are non-assessable (keine Nachschusspflicht) and no repayments of share capital, neither openly nor concealed nor direct or indirect (each within the meaning of Section 30 of the German Limited Liability Company Act, GmbHG), have been made to the Vendor.

(k)	Business and Assets of the Company. The Business is the only business operation carried on by the Company. The Company does not possess or maintain any other place of business other than at the Mill and does not employ any employee other than the Employees. The Company is the unrestricted legal and beneficial owner of all fixed assets (Anlagevermögen) and of all current assets (Umlaufvermögen) (collectively the “Assets”), with good title thereto, free and clear of Encumbrances, except for the Assets: (i) which have been disposed of since the date of the Annual Financial Statements 2012 in the ordinary course of business consistent with past practice; or (ii) which have been assigned or disposed of in the course of granting a Permitted Encumbrance; or (iii) the loss of which has been disclosed in Section 3.1(k) of the Disclosure Letter. The Assets are not encumbered with any rights of any third party (including without limitation any rights of the Vendor or Vendor’s Affiliates) except for the Permitted Encumbrances. Subject to the discharge of the Encumbrances related to the Loan Agreements, the Guarantee Agreements and the Factoring Agreement, the Company is free to dispose of the Assets in any manner, and such dispositions do not violate any legal obligations of the Company. The Assets and any assets leased by the Company have been reasonably maintained since their acquisition by the Company, are in reasonable working order and repair (normal wear and tear excepted), are fit for the intended use, and are in a condition and quantity adequate to conduct the Business of the Company as currently conducted, except for the maintenance, repair and replacement required in the ordinary course of business. With the exception of Inventory in transit, all the tangible assets of the Company are situated at the locations set out in Section 3.1(k) of the Disclosure Letter.

(l)	Restrictions on Doing Business. To the knowledge of the Vendor, there are no facts or circumstances which have or could have a Material Adverse Impact on the ability of the Company to continue to operate the Business as presently conducted following the Closing.

(m)	Title to Real Property; Encumbrances. Section 3.1(m) of the Disclosure Letter sets forth the complete and accurate legal description of all the real property owned by the Company and all interests of the Company in such real property, and correctly states for each such piece of real estate the location, applicable land register or other identification data, size, use, type of legal title, co-owners, if any, and encumbrances (collectively, the “Real Property”). The Company does not own, lease or have interests in or occupy any real property or interest in real property other than the Real Property. The Real Property is all the real property that is used by the Business. The Company’s interest in the Real Property is free and clear of all Encumbrances other than the Permitted Encumbrances. The Real Property is not subject to any unregistered or otherwise pending transfer or other disposition or any sale, contribution or other contractual arrangement creating an obligation to transfer any real estate or to create or change any Encumbrances. All real estate Taxes, development charges and other public charges payable with respect to the Real Property which have become or will become due prior to the Closing Date have been fully paid, will be paid as they become due or reasonably reserved in the Annual Financial Statements 2012.

(n)

Condition of the Real Property. The Real Property and the buildings and other fixtures thereon have been reasonably maintained since their acquisition by the Company, are in reasonable order and repair (normal wear and tear excepted), and are in a condition adequate to conduct the Business as currently conducted. The Real Property constitutes all real property upon which the Company conducts its operations. To the knowledge of the Vendor, there is no matter which would have a Material Adverse Impact on the value of the Real Property. No required material capital expenditures relating to environmental or health and safety matters regarding the Company’s Real Property and the buildings thereon have been deferred since January 1, 2013.

(o)	Accounts Receivable. All Accounts Receivable (except for Accounts Receivable assigned pursuant to the Factoring Agreement), book debts and other debts due or accruing to the Company are bona fide, valid and subsisting claims of the Company and, subject to an allowance for doubtful accounts that has been reflected on the books of the Company and in the Annual Financial Statements 2012 in accordance with German GAAP and consistent with past practice of the Company, are, to the knowledge of the Vendor, collectible in the ordinary course of business without set-off or counterclaim.

(p)	Intellectual Property. Section 3.1(p) of the Disclosure Letter contains a complete and accurate list of all material Intellectual Property owned and used by the Company in carrying on the Business, and correctly states for each such Intellectual Property the type, subject matter and Encumbrances, if any. Except as disclosed in Section 3.1(p) of the Disclosure Letter, the Company is the unrestricted legal and beneficial owner of the owned Intellectual Property, free and clear of all Encumbrances other than the Permitted Encumbrances, and is not a party to or bound by any Contract or other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey the Intellectual Property. No Person has been granted any interest in or right to use all or any portion of the Intellectual Property owned by the Company, and the Company has not entered into any licence agreements as licensor with respect to any of the Intellectual Property owned by the Company. No intellectual property rights other than the Intellectual Property listed in Section 3.1(p) of the Disclosure Letter are currently used by or necessary for the Company to conduct the Business as currently conducted. All material licenced Intellectual Property used by the Company is pursuant to valid and enforceable license agreements, and to the Vendor’s knowledge, the Company is materially compliant with such licence agreements, nor, to the Vendor’s knowledge, are there facts or circumstances which would lead to the termination of such licence agreements. To the Vendor’s knowledge, there are no facts or circumstances which would lead to the termination of such licence agreements prior to the expiry of their terms. The Vendor is not aware of a claim or circumstance of any infringement or breach of any intellectual property rights of any other Person by the Company, nor is the Vendor aware that the conduct of the Business infringes upon any intellectual property rights of any other Person. To the Vendor’s knowledge, no Person (including without limitation Vendor and its Affiliates) infringes upon any of the Intellectual Property owned or used by the Company. The Company has reasonably maintained and shall continue until the Closing to reasonably maintain the Intellectual Property owned by the Company, in particular in relation to applications in a timely manner for renewals and the payment when due of all registration and renewal fees as well as all annuities. Without limiting any of the foregoing, to the Vendor’s knowledge, there are no pending or threatened claims regarding German patent application no. 10393420 with respect to the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz) or similar foreign Law. To the Vendor’s knowledge, the Company has paid all remuneration to persons entitled to any compensation under the German Act on Employee Inventions or agreements entered into under such Act up to and including the Closing Date.

(q)

Information Technology. The Company either owns or holds valid leases and/or licences to all computer hardware, software, networks and other information technology (collectively “Information Technology”) which is used by or necessary for the Company to conduct its Business as presently conducted. Since January 1, 2013 there have been no interruptions, data losses or similar incidents attributable to the Information Technology owned or used by the

Company which had a Material Adverse Impact. The Information Technology owned or used by the Company has the capacity and performance necessary to meet the requirements of the Company as presently conducted.

(r)	Litigation. Except as set out in Section 3.1(r) of the Disclosure Letter, there are no actions, investigations, suits or proceedings pending or, to the knowledge of the Vendor, threatened against or affecting the Company at Law or in equity, or before or by any federal, provincial, municipal or other governmental department, court, commission, board, agency or instrumentality, domestic or foreign, or by or before an arbitrator or arbitration board.

(s)	Transactions with Related Parties. Except as described in Section 3.1(s) of the Disclosure Letter, the Company is not currently indebted to or is owed any amount by, any officer, director, employee, shareholder or any other related party of the Company, except for usual employee reimbursements and compensation paid in the ordinary and normal course of business and payment for services provided by the Vendor as recorded in the Annual Financial Statements 2012. Except as described in Section 3.1(s) of the Disclosure Letter, for the Services Agreement and for Contracts of employment, the Company is not a party to any Employee Bonus Obligations, any Contract with any officer, director, employee, shareholder or any other related party of the Company.

(t)	Permits and Registrations. Section 3.1(t) of the Disclosure Letter sets out a complete and accurate list of all material permits (with the exception of Environmental Permits which are the subject of Section 3.1(u)(ii), below), licences, approvals, consents, authorizations, registrations and certificates (whether governmental, regulatory or otherwise) held by or granted to the Company (the “Licences and Permits”), and, with the exception of the Environmental Permits, there are no other licences and permits necessary to carry on the Business as presently conducted or to own or lease any of the property or assets utilized by the Company the absence of which would have a Material Adverse Impact. Other than as set out in Section 3.1(t) of the Disclosure Letter, to the knowledge of the Vendor, each Licence and Permit is valid, subsisting and in good standing and the Company is in material compliance with all the terms and conditions relating to the Licences and Permits, except for any non-compliance which would not have a Material Adverse Impact. There are no proceedings in progress, pending or, to the knowledge of the Vendor, threatened which may result in revocation, cancellation, suspension, rescission or any adverse modification of any of the Licences and Permits except for such revocation, cancellation, suspension, rescission or adverse modification which would not have a Material Adverse Impact. Except as disclosed in Section 3.1(t) of the Disclosure Letter, neither the terms and conditions relating to the Licences and Permits nor the legislation or regulations pursuant to which the same were issued require that any consent or approval of, or filing with or notice to, any Governmental Authority or other Person be made to assure the continued holding by the Company of the Licences and Permits after the Closing of the transactions contemplated by this Agreement, except for breaches of terms and conditions relating to the Licences and Permits which would not have a Material Adverse Impact.

(u)	Environmental.

(i)

Except as set forth in Section 3.1(u)(i) of the Disclosure Letter, the operation (past and present) of the Business by the Company does not and, to the Vendor’s knowledge, did not involve the use or storage of, or the material release or discharge into the environment of, any Hazardous Substance. Except as set forth in Section 3.1(u)(i) of the Disclosure Letter, to the Vendor’s knowledge, any land or other material asset owned, occupied or used (now or in the past) by the Company does not have now, and has never had, any Hazardous Substance on, at, in or under it. To the knowledge of the Vendor, all waste generated by the operation of the Business by the Company has been disposed of in accordance, in all material respects, with Environmental Laws and any relevant Environmental Permits. All treatment systems used by the Company to treat waste and emission generated by the operation of its business are in reasonable condition and comply in all material respects with all Environmental Laws and have a capacity that is sufficient for the Business of the Company as currently conducted;

(ii)	All Environmental Permits obtained by the Company in connection with the Business are listed in Section 3.1(u)(ii) of the Disclosure Letter and are valid and in full force and effect and, other than as set forth in the Section 3.1(u)(ii) of the Disclosure Letter, no proceeding is pending or, to the knowledge of the Vendor, threatened to revoke any material Environmental Permit or which allege the violation of, or material non-compliance with, any Environmental Law. To the knowledge of the Vendor, there are no circumstances requiring any other Environmental Permits to be obtained in connection with the Business of the Company, and, to the knowledge of the Vendor, there are no circumstances which require material works, remediation or additional expenditure to ensure compliance with any Environmental Permits obtained by the Company; and

(iii)	Except as disclosed in Section 3.1(u)(iii) of the Disclosure Letter, to the Vendor’s knowledge, the Company is in material compliance with respect to all applicable Environmental Laws. To the knowledge of the Vendor, there are no circumstances in relation to the Company which give rise to any civil, criminal, administrative or other action, claim, suit, complaint, proceeding, investigation, decontamination, remediation or expenditure by any Person or Governmental Authority under Environmental Law in relation to any matter including properties now owned or used by the Company. All assessments, reviews, reports, returns, information and audits required by applicable Environmental Law or any Environmental Permit have been carried out in all material respects and submitted to the appropriate Governmental Authorities and any requirements of Governmental Authorities have been implemented in all material respects where required by applicable Environmental Law.

(v)	Employee Plans.

(i)	Section 3.1(v) of the Disclosure Letter identifies, as applicable, each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, time bank account (Arbeitszeitkonto), part-time early retirement (Altersteilzeit), severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, anniversary, incentive or other compensation plan or arrangement or other employee benefit that is maintained or otherwise contributed to, or required to be contributed to, by the Company, including commitments based on work custom (betriebliche Übung) or to which the Company has contributed, for the benefit of employees or former employees of the Company, except any mandatory contribution of the Company to German compulsory social security (i.e. old age pension, health insurance, nursing care insurance and unemployment insurance) and to compulsory worker’s compensation system or Employers Insurance Association (Berufsgenossenschaft) (the “Employee Plans”);

(ii)

All contributions to, and payments from, each Employee Plan that may have been required to be made in accordance with the terms of any such Employee Plan and, where applicable, the Laws of the jurisdiction that governs such Employee Plan, have been made and each such Employee Plan is fully funded as required by Law. The Company has set aside book reserves for each Employee Plan as required by Law and the applicable Employee Plan; all present obligations under or in connection with pensions as stated in the Employee Plans, be it vis-à-vis employees, a support fund (Unterstützungskasse), a pension fund (Pensionsfond, Pensionskasse), or any other entity being entitled to any payments in connection with pensions, including obligations arising by operation of law, pertaining to periods prior to the Closing Date have either been fulfilled or are fully funded, or have been reasonably accrued on the basis of applicable German GAAP, in each case based on the most recent biometric data, and the Company has fully complied with all terms and conditions of the pension commitments and no set-off (Saldierung) of pension obligations against certain dedicated assets has been applied in the Annual Financial Statements 2012. In the past all pensions provided by the Company have been regularly checked as required by Section 16 of the German Company Pension Act (Betriebsrentengesetz – “BetrAVG”) and, to the extent required, adjusted, and no backlog adjustments (nachholdende Anpassungen) must be made for periods up to the Closing Date or, where applicable, by equivalent legal provisions or contractual provisions;

(iii)	All material reports, returns and similar documents with respect to any Employee Plan required to be filed with any Governmental Authority or distributed to any Employee Plan participant have been filed or distributed;

(iv)	To the knowledge of the Vendor, there are no pending investigations by any Governmental Authority involving or relating to an Employee Plan, no threatened or pending claims (except for claims for benefits payable in the normal operation or the Employee Plans), suits or proceedings against any Employee Plan or asserting any rights or claims to benefits under the Employee Plan that could give rise a material liability, and all pending investigations, threatened or pending claims, suits or proceedings are disclosed in Section 3.1(v) of the Disclosure Letter; and

(v)	No notice has been received by the Company of any complaints or other proceedings of any kind involving the Company or, to the Vendor’s knowledge, any of the Employees before any committee relating to any Employee Plan.

(w)	Collective Agreements. Except as described in Section 3.1(w) of the Disclosure Letter, the Company has not entered into, is not bound by and does not apply any agreement with any labour union or employee association or employee representative body nor made commitments to or conducted negotiations with any labour union or employee association or employee representative body with respect to any collective agreements, whether in the form of shop agreements (Betriebsvereinbarungen), reconciliation of interest agreements (Interessenausgleiche), social plans (Sozialpläne), general commitments (Gesamtzusagen), standard terms of employment (vertragliche Einheitsregelungen), works agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge) or in any other legal form under the Laws of any jurisdiction which restrict the Company’s freedom to dismiss any of the Employees or to change the terms of employment of the Employees (including restrictions in the form of an obligation to make, in the case of dismissals or changes to terms of employment, any payments) (the “Collective Agreements”). Except as described in Section 3.1(w) of the Disclosure Letter, there are no Collective Agreements which apply either based on the Company’s membership in an Employers Association or based on a reference in the individual employment agreement or based on permanent practice (betriebliche Übung) or based on an agreement with any labour union or employee association or employee representative body, and there are no shop agreements with a works council.

(x)	Employees. Section 3.1(x) of the Disclosure Letter includes a correct and complete list of the Company’s Employees and the Material Employees, as defined below. Such list correctly states for each Employee the function/position (job title), wage (or tariff) group, date of start of employment, date of birth and education. Unless as otherwise disclosed in Section 3.1(v) of the Disclosure Letter, no such Employee has a right to any incentive compensation or any other right or contingent right which has accrued, is currently accruing or will accrue on or prior to the Closing Date and which shall become payable on or after the Closing Date. Section 3.1(x) of the Disclosure Letter includes a correct and complete list of the Company’s directors, and all employees with a fixed annual gross salary in excess of €75,000, or an individually agreed notice period of more than six (6) months, or an individually agreed entitlement to a severance payment in case of termination of employment exceeding three (3) months’ gross salary, or any other contractual entitlements to cash or non-cash benefits, the aggregate annual value of which exceeds €35,000 (collectively the “Material Employees”). Such list correctly states for each Material Employee the function/position, date of birth, fixed annual gross compensation, notice period, entitlements to severance payment in case of termination, other material entitlements to cash or non-cash benefits, the date of his service or employment contract and the nature and date of all ancillary agreements, amendments, side letters, waivers and similar documents, if any (such contracts are hereinafter referred to as the “Material Personnel Contracts”). The copies of the Material Personnel Contracts which the Vendor will deliver to the Purchaser at the Closing Date will be correct and complete. Except as disclosed in Section 3.1(x) of the Disclosure Letter, (i) the Material Personnel Contracts are in full force and effect and enforceable against the parties thereto in accordance with their terms, (ii) no party to a Material Personnel Contract has given or, to the knowledge of the Vendor, is reasonably likely to give notice of termination, and, to the knowledge of the Vendor, no circumstances exist which give any party to a Material Personnel Contract an extraordinary right to terminate or modify such Material Personnel Contract, except as provided for in the respective agreement or statutory law, (iii) no party to a Material Personnel Contract is in breach of such agreement or, to the knowledge of the Vendor, is reasonably likely to become unable to meet its obligations, and (iv) the execution or consummation of this Agreement or the transactions contemplated herein do not trigger any rights of any party to a Material Personnel Contract. Except as disclosed in Section 3.1(x) of the Disclosure Letter, the Company has in the last three (3) years prior to the Closing Date not experienced any disputes with Governmental Authorities with regard to labour or work environment matters (in particular, regarding disabled persons and repayment obligations) or any material individual labour disputes or any strike, labour interruption or disturbance or other collective labour disputes of any material nature.

(y)	No Subsidiaries. The Company has no subsidiaries and holds no shares in any entity and is not partner to any partnership, joint venture or any cross-shareholding arrangement.

(z)	Contracts and Commitments. Except as disclosed in Section 3.1(z) of the Disclosure Letter, the Company is not a party to or bound by any:

(i)	Contract for the purchase of materials, supplies or services which requires payment by the Company of more than €150,000, in the case of any single Contract, agreement or commitment;

(ii)	Contract for the purchase or sale of any equipment or fixed or capital assets by the Company providing for payments in excess of €150,000 or any Contract obligating the Company to make payments, contingent or otherwise, arising out of the prior acquisition of the assets or businesses of other Persons (or any parts thereof);

(iii)	management, consulting, agency or similar Contract, other than the Services Agreement;

(iv)	Material Contract (as defined below);

(v)	any lease, agreement in the nature of a lease or agreement to lease whether as lessor or lessee, and whether in respect of real property or personal property, except for any lease or agreement in the nature of a lease relating to personal property where the term is less than one (1) year or where the aggregate annual payments under such lease or agreement and under any related service or maintenance or similar Contract do not exceed €150,000;

(vi)	agency Contracts, Contracts with independent dealers and distributors or other distribution Contracts;

(vii)	credit agreements as a lender or borrower and other instruments evidencing financial indebtedness, or interest rate derivatives or other financial instruments;

(viii)	Contracts for joint ventures, strategic alliances, sales co-operations, joint development of products and other forms of cooperation or similar purposes; or

(ix)	guarantees, suretyships, letters of comfort, performance bonds or similar instruments issued by the Company or any third party, in either case to secure the indebtedness or other obligation of the Company, the Vendor, any of the Vendor’s Affiliates or any third party.

Section 3.1(z) of the Disclosure Letter contains a complete and correct list of all Contracts of the kind set forth in Subsections 3.1(z)(i) to 3.1(z)(ix) above, to which the Company is a party or by which the Company is otherwise bound.

For the purposes of this Agreement, a “Material Contract” means any Contract if it requires or may require the provision by the Company to any Person of goods or services in excess of €150,000.

(aa)	No Default Under Agreements. The Contracts referred to in Section 3.1(z) of the Disclosure Letter are in full force and effect and are enforceable against the parties thereto in accordance with their terms. To the knowledge of the Vendor, the Company is not in material default or material breach of any Contract referred to in Section 3.1(z) of the Disclosure Letter. To the knowledge of the Vendor, no other party to such a Contract, lease or other instrument is in material breach or material default thereunder. No party to any Contract referred to in Section 3.1(z) of the Disclosure Letter has given written notice of termination or indicated in writing that it will give notice of termination and, to the knowledge of the Vendor, no circumstances exist which would give any party thereto the right to terminate or modify such Contract, and the execution or consummation of this Agreement or the transactions contemplated herein do not trigger any change of control rights of any party in respect of those Contracts that shall remain with the Company following Closing.

(bb)

Financial Statements. The Financial Statements contained in Section 3.1(bb) of the Disclosure Letter have been prepared in accordance with German GAAP applied (including capitalization rights (Aktivierungswahlrechte) and valuation principles (Bewertungsgrundsätze)) on a basis consistent with prior periods and pursuant to the German Commercial Code (HGB), are correct and complete in all material respects and present a true and fair view of the assets and liabilities (whether accrued, absolute, contingent or otherwise), and financial position and earnings position of the Company (vermitteln ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens, Finanz und Ertragslage der Gesellschaft) as at their respective dates for the respective periods covered by the Financial Statements. The Financial Statements have been audited and unqualified auditor’s certificates have been received with respect thereto. Without limiting the generality of the foregoing: (i) the Inventories shown in the Financial Statements are valued at the lower of cost or market value, taking into account sufficient adjustments for obsolete or otherwise non-marketable items; and (ii) the accruals (Rückstellungen) in the Financial Statements have been calculated in accordance with applicable German GAAP.

(cc)	Books and Records. The books and accounting and other records of the Company: (i) are in all material respects up-to-date and contain complete and correct details of the business activities of the Company and of all matters to be recorded under applicable Law or German GAAP; and (ii) have been maintained in accordance with applicable Law and reasonable business and accounting practices.

(dd)	Tax. Except as disclosed in Section 3.1(dd) of the Disclosure Letter,

(i)	the Company has (A) filed and will duly and timely file all Tax Returns and tax assessment amounts, (B) paid and will timely pay all Taxes when due, and (C) timely withheld and declared all Taxes to be deducted or withheld from payments which have to be filed, withheld or paid by Law or governmental order on or before the Closing Date in accordance with all applicable Laws with any Tax Authority;

(ii)	as of the date of filing, the Tax Returns were and will be in all material respects correct and complete;

(iii)	to the knowledge of the Vendor, the Company has not prepared and will not prepare Tax Returns deviating from an officially published view of any Tax Authority;

(iv)	the actual and contingent liabilities that the Vendor is aware of in respect of Taxes attributable to all periods prior to the Closing Date have been sufficiently and reasonably provided for or accrued for in the Annual Financial Statements 2012;

(v)	(i) there is no dispute between the Company and any Tax Authority with respect to Taxes for which the Vendor is responsible under this Agreement; and (ii) the Company has not been or is currently subject to any tax audit or any other investigation outside the annual tax assessment proceedings by any Tax Authority and none of such specific proceedings have been announced by any Tax Authority;

(vi)	the Company is not a member of any consolidated or unitary group or a party to any arrangement as a result of which any income or loss, asset or liability of the Company is allocated for Tax purposes to its direct or indirect shareholder or a third party, or is otherwise taken into account in determining any Tax payable by the direct or indirect shareholder or third party, or vice versa (the “Tax Consolidation”);

(vii)	the Company does not have a dependent agent or employee outside of Germany or any offices, registered or unregistered, outside of Germany;

(viii)	the Company will prepare and submit all legally required transfer pricing documentation upon request of the Tax Authorities;

(ix)	the Company has not received a written Tax ruling and has not entered into and is currently not under negotiations to enter into any agreement with any Tax Authority; and

(x)	(i) all Tax records to be maintained by the Company by Law or any officially published view of the Tax Authorities have been stored by the Company and are up-to-date, and (ii) all withholding Tax exemption certificates (in particular but not limited to withholding Taxes) which have been required to avoid or mitigate Tax have been obtained.

(ee)	Absence of Material Changes. Except as disclosed in Section 3.1(ee) of the Disclosure Letter, since December 31, 2012: (i) the Company has operated, in all material respects, its business in the ordinary course of business consistent with past practice; (ii) the Company has not taken any action that would have been required to be disclosed in accordance with Section 5.3 had this Agreement been in effect since December 31, 2012; and (iii) the Company has not suffered any change in business, financial condition or operations that has had a Material Adverse Impact.

(ff)	Compliance with Laws; No Unlawful Business Practices. To the Vendor’s knowledge, the Company is conducting the Business in compliance with all applicable Laws except for any non-compliance the consequence of which would not have a Material Adverse Impact, provided, however, that this sentence shall not apply to the Vendor’s compliance with Environmental Laws as set forth in Section 3.1(u). To the Vendor’s knowledge, none of the Company’s directors, officers or Employees is, in connection with the Business, under administrative or criminal investigation or indictment by any Governmental Authority. Neither: (i) the Company, nor (ii) to the Vendor’s knowledge, any of the Company’s directors, officers, or employees, nor (iii) to the Vendor’s knowledge, any person or entity acting on behalf of any of the foregoing, has in connection with the Business: (a) made any unlawful payment in any form, whether directly or indirectly, to any Governmental Authority from corporate funds; (b) requested or accepted any bribes or other unlawful benefits; (c) violated or is in violation of Section 298, 299, 333, and 334 of the German Penal Code, the U.S. Foreign Corrupt Practices Act or similar Laws of other jurisdictions, as applicable; (d) made any bribe, or any direct or indirect unlawful payment to any officer or employee rebate, payoff, influence payment, kickback or other unlawful payment to any person; or (e) established or maintained for purposes of such unlawful payments any funds or assets that have not been properly recorded in the books and records of the Company.

(gg)	Subsidies. All public grants (Zuschüsse), allowances, aids and other subsidies (Subventionen) in whatever form (the “Public Subsidies”) received by the Company within the period of three (3) years prior to the date of this Agreement are listed in Section 3.1(gg) of the Disclosure Letter and such list indicates the nature of the Public Subsidy and dates of any administrative orders, agreements or other instruments on which basis the Public Subsidy was given and the amounts received. No proceedings regarding a revocation or withdrawal of a Public Subsidy have been initiated or to the Vendor’s knowledge threatened, and to the Vendor’s knowledge there are no circumstances, which would justify the initiation of such proceedings. The Company is in compliance in all material respects with its obligations under or in connection with the Public Subsidies, including the obligations under any ancillary provisions in the respective orders or agreements thereto. Except as disclosed in Section 3.1(gg) of the Disclosure Letter, the Company is not obliged under the Public Subsidies to maintain a certain level of employees in the future or to make any additional investments. No Public Subsidy will have to be repaid in whole or in part due to the execution or consummation of this Agreement or the transactions contemplated herein.

(hh)	Product Liability. To the knowledge of the Vendor, the products designed, manufactured or distributed and the services rendered by the Company prior to the Closing Date do not suffer from any defects and Vendor is not aware of any fact or circumstance which give or could give rise to any product liability or warranty claims and no such claims have been raised against the Company which have not been settled.

(ii)	Insurance. Section 3.1(ii) of the Disclosure Letter includes a correct and complete list of all insurance policies maintained by or on behalf of the Company, including details of the insured, insured risk, insurance company, policy number, date, term, annual premium and maximum amount of coverage (“Insurance Policies”). The Insurance Policies provide insurance coverage against all risks against which insurance is customarily sought for comparable businesses operating in a comparable industry. The Insurance Policies are and will remain in full force and effect until the Closing Date and the coverage is reasonable to adequately cover the risks of the Company’s business. No Insurance Policy will lapse or otherwise be affected as a result of or in connection with the execution or consummation of this Agreement or the transactions contemplated herein. All premiums due under the Insurance Policies have been paid and there has been no breach of any material obligation of the Company under the Insurance Policies.

(jj)	Guarantee Agreements and Collateral. Other than as set forth in Section 3.1(jj) of the Disclosure Letter, the Company is not acting as a guarantor and has not granted any collateral for liabilities or obligations of the Vendor, any of the Vendor’s Affiliates (other than the Company) or any third party.

(kk)	Finder’s Fees and Management Incentives. The Company has not: (i) incurred any obligation for brokerage or finders’ fees, agents’ commissions or similar payments to be made in connection with this transaction; or (ii) paid or promised to their directors, officers or employees any bonus or other special incentives in connection with this Agreement or the transactions contemplated herein.

The foregoing sets out an exhaustive list of the Vendor’s Guarantees, and any implied guarantee or warranty under any Law of any jurisdiction is hereby expressly and irrevocably waived by the Purchaser.

3.2	By the Purchaser

The Purchaser guarantees by way of independent guarantee undertakings (selbständige Garantieversprechen), pursuant to § 311 of the German Civil Code (BGB), that the following statements (“Purchaser’s Guarantees”) are true and correct, in each case as of the date hereof and as of the Closing Date:

(a)	Organization. The Purchaser is a partnership duly registered, validly existing and in good standing as a limited partnership (GmbH & Co. KG) under the laws of Germany and has the unrestricted right, power, authority and capacity to enter into this Agreement and to perform its obligations hereunder.

(b)	Authority Relative to this Agreement. This Agreement and each of the documents contemplated hereby has been, or will prior to the Time of Closing be, duly authorized, executed and delivered by the Purchaser and constitutes, or will constitute, when executed, valid and binding obligations of the Purchaser, enforceable in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.

(c)	Corporate Approvals. All required approvals of any corporate bodies of the Purchaser have been given prior to the signing of this Agreement. The execution and delivery by the Purchaser of this Agreement and performance by it of its obligations hereunder will not result in: (i) a violation or breach of any provision of or constitute a default under its organizational documents or any other legal obligations of the Purchaser or any material agreement, arrangement or understanding to which the Purchaser is a party; or (ii) to the knowledge of the Purchaser, any challenge (Anfechtung) by any third party on any legal basis, including on the basis of any creditor protection laws.

(d)	Approvals and Consents. Other than in connection with applicable merger control, competition or anti-trust Laws of Germany and Ukraine, no authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person is necessary for the consummation by the Purchaser of its obligations under this Agreement, except for such authorizations, consents, approvals and filings as to which the failure by the Purchaser to obtain or made would not prevent or materially delay the consummation of this Agreement.

(e)	Purchase Price. The Purchaser has, or will have as of Closing, sufficient immediately available funds or binding, irrevocable and unconditional financing commitments by third parties, if applicable, to make all payments and to perform all actions required to be made under this Agreement, which are subject to no other conditions than the Closing Conditions.

(f)	No Interference. There is no action, suit, investigation or other proceeding pending or, to the knowledge of the Purchaser, threatened before any court, arbitrator, governmental body, agency or official that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution or consummation of this Agreement or the transactions contemplated herein, and, to the knowledge of the Purchaser, there are no circumstances likely to give rise to any of the foregoing.

(g)	Brokers. Except for Houlihan Lokey, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser. The Purchaser shall be solely responsible for payment of the fees and expenses of Houlihan Lokey.

3.3	By the Guarantor

The Guarantor guarantees by way of independent guarantee undertakings (selbstständige Garantieversprechen), pursuant to § 311 of the German Civil Code (BGB), that the following statements (“Guarantor’s Guarantees”) are true and correct, in each case as of the date hereof and as of the Closing Date:

(a)	Organization. The Guarantor is a corporation duly organized, validly existing and in good standing under the laws of British Columbia, Canada, and has the unrestricted right, power and authority and capacity to enter into this Agreement and to perform its obligations hereunder.

(b)	Authority Relative to this Agreement. This Agreement and each of the documents contemplated hereby has been, or will prior to the Time of Closing be, duly authorized, executed and delivered by the Guarantor and constitutes, or will constitute, when executed, valid and binding obligations of the Guarantor, enforceable in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.

(c)	Corporate Approvals. All required approvals of any corporate bodies of the Guarantor have been given prior to the signing of this Agreement. The execution and delivery by the Guarantor of this Agreement and performance by it of its obligations hereunder will not result in a violation or breach of any provision of or constitute a default under its organizational documents or any agreement, arrangement or understanding to which the Guarantor is a party.

(d)	Approvals and Consents. No authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person is necessary for the consummation by the Guarantor of its obligations under this Agreement.

3.4	By the Purchaser Guarantor

The Purchaser Guarantor guarantees by way of independent guarantee undertakings (selbstständige Garantieversprechen), pursuant to § 311 of the German Civil Code (BGB), that the following statements (“Purchaser Guarantor’s Guarantees”) are true and correct, in each case as of the date hereof and as of the Closing Date:

(a)	Organization. The Purchaser Guarantor is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania, United States of America, and has the unrestricted right, power and authority and capacity to enter into this Agreement and to perform its obligations hereunder.

(b)	Authority Relative to this Agreement. This Agreement and each of the documents contemplated hereby has been, or will prior to the Time of Closing be, duly authorized, executed and delivered by the Purchaser Guarantor and constitutes, or will constitute, when executed, valid and binding obligations of the Purchaser Guarantor, enforceable in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.

(c)	Corporate Approvals. All required approvals of any corporate bodies of the Purchaser Guarantor have been given prior to the signing of this Agreement. The execution and delivery by the Purchaser Guarantor of this Agreement and performance by it of its obligations hereunder will not result in a violation or breach of any provision of or constitute a default under its organizational documents or any material agreement, arrangement or understanding to which the Purchaser Guarantor is a party.

(d)	Approvals and Consents. No authorization, consent or approval of, or filing with or notice to, any Governmental Authority or other Person is necessary for the consummation by the Purchaser Guarantor of its obligations under this Agreement.

ARTICLE 4

MERGER CONTROL

4.1	Merger Control Procedures

(a)	The Purchaser shall use its commercially reasonable efforts to ensure that the approvals referred to in Section 6.2(a)(ii) (the “Merger Clearances”) are obtained as soon as possible after the date hereof and that the Vendor is kept reasonably informed of the status of the proceedings before the relevant authorities. In particular, the Purchaser shall:

(i)	ensure that all filings necessary to obtain the Merger Clearances (the “Merger Filings”) are made as soon as reasonably possible and within five (5) Business Days from the date hereof; provided, however, that the Vendor has provided all requested information to the Purchaser in a timely manner;

(ii)	respond timely to reasonable information requests to avoid any declaration of incompleteness by the competent merger control authorities, or any other suspension of the time periods for clearance, and shall not, without the prior consent of the Vendor (such consent not to be unreasonably withheld), withdraw any filing made;

(iii)	prior to submitting any Merger Filing or any subsequent submission, provide to the Vendor or its legal counsel the contents of such Merger Filing and/or submission; and to reasonably, in good faith, take the Vendor’s comments thereon into consideration, provided that such comments are provided to the Purchaser in a timely manner;

(iv)	to the extent possible without delaying any submission or missing a deadline, inform the Vendor or its legal counsel in advance of any subsequent submissions to allow for sufficient time that is reasonably necessary for the Vendor or its legal counsel to review and comment;

(v)	inform the Vendor of any relevant communications with any authorities relating to the Merger Clearance and the progress of such Merger Clearance;

(vi)	not without the prior written approval of the Vendor (such approval not to be unreasonably withheld), agree with the relevant competition and merger control authorities to any suspension or extension of any suspension of the statutory waiting periods; and

(vii)	for a period of 45 (forty-five) days from the date hereof, not conclude any transaction or agreement to acquire any non-woven wall covering business that might reasonably be expected to delay or make it more difficult to obtain any of the Merger Clearances.

(b)	Each of the Vendor and the Purchaser agree to use commercially reasonable efforts to obtain all consents and approvals referred to in Section 3.1(g). Each of the Vendor and the Purchaser shall provide such information and cooperation as the other Party may reasonably request in connection therewith.

(c)	Notwithstanding any provision in this Agreement, competitively sensitive information of a Party will be provided on a privileged and confidential basis, and labeled as such, only to the external legal counsel or external expert of the other Party seeking such consents and approvals and shall not be shared by such counsel or expert with any other party.

ARTICLE 5

COVENANTS

5.1	Access to Information

The Vendor shall cause the Company to give, until the Time of Closing, to the Purchaser and its authorized representatives reasonable access to its premises at all reasonable times and in a manner so as not to interfere with the normal business operations of the Company, its assets, books, accounts, Tax Returns, Contracts, commitments and records and to its personnel at all reasonable times and furnish them with such information relating to the Business and its affairs and assets as the Purchaser may reasonably request and as is compliant with applicable competition Laws.

5.2	Conduct of Business Until Time of Closing

Except as expressly provided in this Agreement or except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld), prior to the Time of Closing the Vendor shall cause the Company to:

(a)	operate the Business only in the ordinary course, consistent with past practice and, to the extent consistent with such operation, use all commercially reasonable efforts to preserve its business organization and goodwill;

(b)	use commercially reasonable efforts to preserve their relationships with their customers, suppliers, distributors and others with whom they deal in the ordinary course of business;

(c)	use commercially reasonable efforts to maintain all of the assets of the Business in their current condition, ordinary wear and tear excepted, and continue to maintain insurance in accordance with past practices;

(d)	maintain its books, records and accounts in the ordinary course;

(e)	continue to collect accounts receivable and pay accounts payable in the ordinary course of business;

(f)	promptly disclose to Purchaser prior to entering into any agreement, arrangement or any other undertaking by which the Company would be bound and involving any liability or obligation of any nature greater than €150,000; and

(g)	comply in all material respects with all applicable Laws.

5.3	Vendor’s Negative Covenant

Except as expressly provided in this Agreement or disclosed in Section 5.3 of the Disclosure Letter or except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld), prior to the Time of Closing the Vendor shall ensure that the Company does not:

(a)	amend its organizational documents;

(b)	amalgamate, merge or consolidate with, or acquire all or substantially all the shares or assets of, any Person;

(c)	adopt or amend any Employee Plan (or any plan that would be a Employee Plan if adopted);

(d)	transfer, lease, licence, sell or otherwise dispose of any of its material assets, other than Inventory in the ordinary course of the Business;

(e)	enter into or amend any lease of real property;

(f)	grant to any Material Employee any increase in compensation or benefits, except as may be required under Material Personnel Contracts or collective bargaining agreements existing as of the date of this Agreement;

(g)	incur, assume or guarantee any liabilities or indebtedness other than in the normal course of business (but shall in no event incur any financial indebtedness); grant any lien that would have been required to be set forth in the Disclosure Letter pursuant to Section 3.1 of the Agreement; or waive any claims or rights of material value;

(h)	make any change in any method of accounting or accounting practice or policy other than as required under German GAAP;

(i)	appoint a liquidator, receiver or trustee in bankruptcy for the Company or in relation to the assets of the Business;

(j)	make a material change in its Tax accounting methods or change or rescind any material election in respect of Taxes, amend any material Tax Return, enter into any material closing agreement, or settle any material claim or assessment in respect of Taxes, in each case, that could reasonably be expected to affect the Tax liability of the Company for any taxable period beginning after the Closing Date;

(k)	amend, terminate or allow the expiration of any material Contract, other than in the normal course of business;

(l)	incur any capital expenditures other than capital expenditures in the ordinary course of business and as set forth in the 2013 business plan which exceed €100,000 in aggregate, provided that the Company shall be authorized to make all capital expenditures in accordance with all legally binding commitments and Contracts with third parties in existence as at the date of this Agreement;

(m)	declare or pay any dividend or make any other distribution on any of its shares of any class, or resolving to reduce its share capital in any way or repurchase, redeem or otherwise acquire any of its shares, other than in connection with the settlement of the Intercompany Accounts pursuant to Section 5.4;

(n)	issue or grant an option to subscribe for any shares in its capital; or

(o)	make any other change to the business affairs of the Business which would have a Material Adverse Impact, other than any change made for bona fide business purposes in response to any change in general business conditions or any change in the markets or prices for the principal products of the Business.

5.4	Intercompany Accounts; Intercompany Loan Agreements

All intercompany trade payables and receivables and all intercompany loan payables and intercompany loan receivables (outstanding principal amounts and interest) (the “Intercompany Accounts”) between the Company on the one hand and the Vendor or any of its Affiliates (other than the Company) on the other hand, shall be settled, and the underlying intercompany loan agreements shall be terminated on or prior to the Closing Date.

5.5	Payment of Patent Renewal Fees and Trademark Register Corrections

All annual fees, renewal fees or any late fees with any registration authority for any of the Company’s registered patent and patent applications which become due between the date hereof and the Closing Date or are overdue, shall be paid in full before the expiration of such late payment period or the Closing Date, whichever is earlier. The Vendor shall use commercially reasonable efforts to cause the Company to apply to the responsible registration authority to update, as applicable, the registration of the trademarks prior to the Closing Date so that the Company is reflected as the owner of such trademarks. The Vendor shall provide written evidence of any such application prior to the Closing Date.

5.6	Release of Security Interests under Loan Agreements

Prior to the Closing Date, the Vendor shall use commercially reasonable efforts to obtain a written confirmation from each of the respective lenders under the Loan Agreements providing that, upon payment on the Closing Date of amounts outstanding under the Loan Agreements to such lenders, all Encumbrances and other charges relating to the assets of the Company established under or granted in connection with such Loan Agreements will be automatically released (or, as applicable, provide the Company with the documentation to de-register such Encumbrances in public registers) and the Company shall be discharged from all obligations thereunder. Such written confirmations shall be in form and substance satisfactory to the Vendor and the Purchaser, both acting reasonably.

5.7	Release under Guarantee Agreements

Prior to the Closing Date, the Vendor shall use commercially reasonable efforts to secure the release and full discharge of any and all obligations of the Company under the Guarantee Agreements and shall obtain a written confirmation from each of the respective counterparties under the Guarantee Agreements providing for such release and the release of all Encumbrances and other charges relating to the Company established under or granted in connection with such Guarantee Agreements and as applicable, provide the Company with the documentation to de-register such Encumbrances in public registers. Such written confirmations shall be in form and substance satisfactory to the Vendor and the Purchaser, both acting reasonably.

5.8	Confidential Information

Until the Time of Closing, the Parties will keep confidential and not use for any purpose other than the transactions set out herein any information (unless otherwise required by Law or such information is readily available or becomes readily available from public or published information or sources) obtained from the other Parties hereto. From and after the Closing Date, the Vendor shall not disclose to anyone (other than to its advisors, as it considers necessary, or as directed by the Purchaser or as required by Law or the rules of any stock exchange on which the shares of the Vendor are listed) or use for its own or for any other purpose, any confidential information concerning the Business and shall hold all such information in the strictest confidence. If this Agreement does not complete, the Parties shall not disclose to anyone, other than to or as directed by one of the other non-Affiliate Parties (or as required by Law or the rules of any stock exchange on which the shares of the other non-Affiliate Parties are listed), or use for its own or for any other purpose, any confidential information of any of the other non-Affiliate Parties and shall hold all such information in the strictest confidence and shall either return copies of all information given to it by one of the other non-Affiliate Parties and its representatives or confirm the destruction of the same.

5.9	Non-Competition

For a period of three (3) years from the Closing Date, the Vendor agrees and covenants not to, and agrees to cause its Affiliates not to

(a)	engage in, or own, directly or indirectly any financial interests in any Person engaged in, any commercial activity that competes with the Business in:

(i)	Western and Eastern Europe, including Russia and the Ukraine;

(ii)	the United States of America, Canada and Mexico; and

(iii)	Asia;

(collectively, the “Territory”).

Notwithstanding the foregoing, the Vendor may (A) purchase or otherwise acquire for purely financial investment purposes any class of securities of any enterprise (but without gaining control or management functions or any material influence over such enterprise), or (B) purchase or otherwise acquire a Person, or a group of assets constituting a business, engaged in diversified activities that obtains less than twenty-five percent (25%) of its overall annual revenue (based on such Person’s or business’ latest audited financial statements or other such public information if available) attributable to businesses that compete with the Business; and

(b)	sell or otherwise make available, directly or indirectly, to any Person engaging, directly or indirectly, in any commercial activity that competes with the Business in the Territory any know-how or other elements of goodwill, trade secrets or other information of a confidential nature of the Company with the exception of technical know-how (i.e. manufacturing processes, product development and applications) which shall be kept confidential for as long as the information is confidential.

5.10	Non-Solicitation

For a period of two (2) years from the Closing Date, the Vendor shall refrain, and shall procure that the Vendor’s Affiliates refrain, from:

(i)	influencing or attempting to influence any customer, supplier, consultant or other third party maintaining a contractual or other business relationship with the Company to terminate or discontinue such relationship; or

(ii)	soliciting or attempting to solicit the service or employment of any current or future director, officer or employee of the Company,

provided that the foregoing restriction shall not apply to any solicitation directed at the public or industry participants in general by the Vendor or the Vendor’s Affiliates in publications available to the public in general.

5.11	Injunctive Relief

The Vendor and the Purchaser understand and agree that in the case of a breach the Vendor of the obligations in Sections 5.9 and 5.10, the remedies available to the Purchaser under this Agreement may not be sufficient to indemnify the Purchaser and the Company fully against all damage, and that therefore the Purchaser shall be entitled to enforce any claims for specific performance (Unterlassungs- und Beseitigungsansprüche) by injunctive relief (einstweiliger Rechtsschutz) without having to establish irreparable harm and without having to provide a bond or other collateral (ohne Sicherheitsleistung).

5.12	Termination of Managing Director

Effective at the Effective Time, the Vendor as the sole shareholder of the Company shall have revoked the appointment of Mr. Alfonso Ciotola as managing director of the Company with effect as of the Closing Date, and the Company shall have terminated the agreement between the Company and the Vendor dated April 1, 2009 assigning Mr. Ciotola to work as the managing director of the Company, with effect as of the Effective Time. The Vendor shall settle any and all amounts owed or which shall be owed to Mr. Ciotola under such agreement, and the Company shall have received the written confirmation of Mr. Ciotola, in form and substance satisfactory to the Purchaser, in its sole discretion and acting reasonably, that Mr. Ciotola has waived all rights to any claims against the Company for compensation, reimbursement of expenditures or otherwise.

5.13	Cooperation

The Parties shall cooperate fully in good faith with each other and their respective legal advisors, accountants and other representatives in connection with any steps required to be taken as part of their other respective obligations under this Agreement.

5.14	Breach of Vendor’s Obligations

In case of a breach of the Vendor’s obligations under this Agreement, the Purchaser shall be entitled to specific performance (Erfüllungsansprüche) and/or damages (Schadensersatz). In relation to damage claims, Article 7 shall apply mutatis mutandis.

5.15	Breach of Purchaser’s Obligations

In case of a breach of the Purchaser’s obligations under this Agreement, the Vendor shall be entitled to specific performance (Erfüllungsansprüche) and/or damages (Schadensersatz). In relation to damage claims, Article 7 shall apply mutatis mutandis.

ARTICLE 6

CLOSING

6.1	Closing / Closing Date

Consummation (Vollzug) of this Agreement shall occur on the date on which all Closing Conditions are satisfied (or waived in accordance with Section 6.3) and all Closing Actions have been delivered (or waived in accordance with Section 6.5) (“Closing”). Closing shall take place at the offices of Jones Day, NexTower, Thurn-und-Taxis-Platz 6, 60313 Frankfurt am Main, Germany on the fifth Business Day following the date upon which the last Closing Condition has been satisfied or waived (the “Closing Date”).

6.2	Closing Conditions

Closing shall only take place if each of the following conditions precedent (aufschiebende Bedingungen) (the “Closing Conditions”) have been satisfied:

(a)	Mutual Conditions of Closing

(i)	No Action or Proceeding. No judgment or order shall have been issued by any Governmental Authority, no action, suit or proceeding shall have been threatened or taken by any Governmental Authority or Person, and no Law or policy shall have been proposed, enacted, promulgated or applied which makes it illegal or otherwise directly or indirectly restrains, enjoins, prohibits or imposes material limitations or conditions on the acquisition by, or the disposition by the Vendor to, the Purchaser of the Purchased Shares or the completion of the transactions contemplated by this Agreement or the right of the Purchaser to own or exercise full rights of ownership of the Purchased Shares.

(ii)	Competition/Antitrust Laws. All consents or approvals which may be required under applicable merger control, competition or antitrust Laws in Germany and Ukraine in respect of the purchase and sale of the Purchased Shares contemplated in this Agreement shall have been obtained or deemed to have been obtained under applicable Law or all applicable waiting periods thereunder shall have expired without any action being taken by any competent authority which would prevent the transactions contemplated by this Agreement.

(b)	Conditions for the Benefit of the Purchaser

(i)	Covenants. All of the covenants contained in this Agreement to be performed by the Vendor at or before the Time of Closing shall have been performed in all material respects and a certificate of a senior officer of the Vendor dated the Closing Date confirming the foregoing shall have been delivered to the Purchaser.

(ii)	Termination of and Discharge of Charges under the Loan Agreements. The Company shall (a) with respect to each Loan Agreement have entered into arrangements with the respective lender under such Loan Agreement providing that upon payment to such lender on the Closing Date of all outstanding amounts and pre-payment penalties or similar amounts pursuant to such Loan Agreement, the Encumbrances or other charges granted in connection with such Loan Agreement will be automatically released (and, where relevant, the Company will be provided with the necessary documentation to de-register such Encumbrances from public registries), and such lender shall confirm that such Loan Agreement has been fully repaid and that the Company is released and discharged from its obligations thereunder, and (b) have provided instruction and notification to the Purchaser for the repayment of all due and/or outstanding amounts thereunder from the Closing Date Payment Amount.

(iii)	Termination of and Discharge of Charges under the Guarantee Agreements. The Company shall (a) with respect to each Guarantee Agreement, have entered into arrangements with the lenders under such Guarantee Agreement providing that upon payment on the Closing Date of certain amounts to such lenders, the Encumbrances or other charges granted in connection with such Guarantee Agreements will be automatically released (or, where relevant, the Company will be provided with the necessary documentation to de-register such Encumbrances from public registries), and confirm that the Company is released and discharged from its obligations thereunder, and (b) to the extent applicable, have provided instruction and notification to the Purchaser for the repayment of all due and/or outstanding amounts thereunder from the Closing Date Payment Amount.

(iv)	Termination of Services Agreement. The Company shall have ceased to be a party to the Services Agreement, without recourse to or liability of the Company.

(v)	Termination of Factoring Agreement. The Company shall have (a) entered into arrangements with CommerzFactoring GmbH providing that, upon payment on the Closing Date of a certain amount to CommerzFactoring GmbH, any Accounts Receivable assigned pursuant to the Factoring Agreement shall be repurchased and retransferred to the Company, all amounts retained by CommerzFactoring GmbH shall be released to the Company and the Encumbrance or other charges granted in connection with the Factoring Agreement will be automatically released and discharged, and (b) provided instruction and notification to the Purchaser for the repayment of all due and/or outstanding amounts thereunder from the Closing Date Payment Amount.

(vi)	Intercompany Loan Agreements; Intercompany Accounts. All intercompany loan agreements shall have been terminated without recourse to or liability of the Company and all Intercompany Accounts shall have been definitively settled on or prior to the Closing Date.

(vii)	No Material Adverse Change. No Material Adverse Change shall have occurred since December 31, 2012 and a certificate of a senior officer of the Vendor dated the Closing Date confirming the foregoing shall have been delivered to the Purchaser.

(c)	Conditions for the Benefit of the Vendor

(i)	Covenants. All of the covenants contained in this Agreement to be performed by the Purchaser at or before the Time of Closing shall have been performed in all material respects and a certificate of a senior officer of the Purchaser dated the Closing Date confirming the foregoing shall have been delivered to the Vendor.

(ii)	Directors’ and Officers’ Release. The Vendor and the Guarantor shall have received a release from the Company in a form satisfactory to the Vendor and the Guarantor, both acting reasonably, releasing the officers and directors of the Company who are also officers, directors or employees of the Vendor and/or the Guarantor from all claims and obligations whatsoever based upon their actions as officers and directors of the Company on any matter arising prior to the Closing Date.

6.3	Waiver of Closing Conditions

The Vendor shall have the right to determine, in its sole discretion, whether to waive the Closing Conditions set forth in Sections 6.2(a) and 6.2(c), in writing, other than Section 6.2(a)(ii). Such waiver shall have the same effect as the satisfaction of the relevant Closing Condition. For the avoidance of doubt, a waiver of Closing Conditions by the Vendor shall not be construed as a waiver of any of its rights or any other of the Purchaser’s obligations hereunder.

The Purchaser shall have the right to determine, in its sole discretion, whether to waive the Closing Conditions set forth in Sections 6.2(a) and 6.2(b), in writing, other than Section 6.2(a)(ii). Such waiver shall have the same effect as the satisfaction of the relevant Closing Condition. For the avoidance of doubt, a waiver of Closing Conditions by the Purchaser shall not be construed as a waiver of any of its rights or any other of the Vendor’s obligations hereunder.

6.4	Closing Actions

On the Closing Date, the Parties shall concurrently (Zug um Zug) execute the following acts and execute and deliver (abschließen) the following agreements and documents (the “Closing Actions”):

(a)	Vendor’s Closing Deliveries

The Vendor will deliver or cause to be delivered the following to the Purchaser:

(i)	a certified copy of resolutions of the directors of the Vendor authorizing the execution and delivery of this Agreement and all transactions contemplated hereby;

(ii)	a certificate of the Vendor as to the accuracy as of the Closing Date, of the Vendor’s representations and warranties, the performance of its covenants to be performed at or before the Closing with particulars of any material inaccuracy or non-performance, including the absence of any Material Adverse Change as set forth in Section 6.2(b)(vii) (the “Vendor Closing Certificate”); and

(iii)	a shareholders’ resolution of the Company signed by the Vendor as the sole shareholder of the Company terminating the current managing director pursuant to Section 5.12 effective as of the Effective Time and appointing one person nominated by the Purchaser as managing director of the Company with effect as of the Effective Time.

(b)	Guarantor’s Closing Deliveries

The Guarantor will deliver the following to the Purchaser:

(i)	a certified copy of resolutions of the directors of the Guarantor authorizing the execution and delivery of this Agreement and all transactions contemplated hereby; and

(ii)	a certificate of the Guarantor as to the accuracy, as of the Closing Date, of the Guarantor’s representations and warranties with particulars of any material inaccuracy.

(c)	Purchaser Guarantor’s Closing Deliveries

The Purchaser Guarantor will deliver the following to the Vendor:

(i)	a certified copy of resolutions of the directors of the Purchaser Guarantor authorizing the execution and delivery of this Agreement and all transactions contemplated hereby; and

(ii)	a certificate of the Purchaser Guarantor as to the accuracy, as of the Closing Date, of the Purchaser Guarantor’s representations and warranties with particulars of any material inaccuracy.

(d)	Purchaser’s Closing Deliveries

The Purchaser will deliver the following to the Vendor:

(i)	the Closing Date Payment Amount in immediately available funds pursuant to Section 2.2(a)(ii);

(ii)	a certified copy of resolutions of the directors of the Purchaser authorizing the execution and delivery of this Agreement and all transactions contemplated hereby;

(iii)	a certificate of the Purchaser as to the accuracy, as of the Closing Date, of the Purchaser’s representations and warranties and the performance of its covenants to be performed at or before the Closing with particulars of any inaccuracy or non-performance (the “Purchaser Closing Certificate”); and

(iv)	the consent to act as managing director of the Company signed by the person nominated by the Purchaser to act as managing director of the Company with effect as of the Effective Time.

(e)	Mutual Closing Delivery

The Parties shall confirm in a written document, to be jointly executed and substantially in the form attached hereto as Schedule B (the “Closing Memorandum”), that all Closing Conditions have been fulfilled or waived, that the payment of Closing Date Payment Amount pursuant to Section 2.2(a)(ii) has been effected and received and that all other Closing Actions have been performed and that Closing has occurred. The executed Closing Memorandum shall serve as irrefutable proof that the payment of Closing Date Payment Amount pursuant to Section 2.2(a)(ii) has occurred.

6.5	Terms of Closing

The Vendor shall have the right to determine, in its sole discretion, whether to waive the Closing Actions set forth in Section 6.4(c) in writing. Such waiver shall have the same effect as the satisfaction of the relevant Closing Condition. For the avoidance of doubt, a waiver of Closing Conditions by the Vendor shall not be construed as waiver of any of its rights or of any other of the Purchaser’s obligations hereunder.

The Purchaser shall have the right to determine, in its sole discretion, whether to waive the Closing Actions set forth in Sections 6.4(a) and (b) in writing. Such waiver shall have the same effect as the satisfaction of the relevant Closing Condition. For the avoidance of doubt, a waiver of Closing Conditions by the Purchaser shall not be construed as waiver of any of its rights or of any other of the Vendor’s or the Guarantor’s obligations hereunder.

6.6	Books and Records

Following the Closing, the Vendor shall deliver or make available to the Purchaser, all books and records pertaining to the Business and the Company and such other records or copies thereof in the possession or control of the Vendor which are necessary for the carrying on of the Business, including:

(a)	records relating to customers and suppliers;

(b)	books, purchase orders, invoices and other documents, files, data and records of or relating to the Business; and

(c)	records relating to the original tax classification of the assets of the Business by the Vendor or any predecessor corporation in the Vendor’s possession.

6.7	Further Assurances

Each Party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it shall, at the request and expense of the requesting Party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other Party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

ARTICLE 7

LEGAL CONSEQUENCES IN CASE OF BREACH

7.1	General

Within thirty (30) Business Days after having received notice of a breach of one or more of the Vendor’s Guarantees or any other of the Vendor’s obligations under this Agreement, the Purchaser shall notify the Vendor in writing thereof, reasonably specifying such breach (to the extent reasonably possible underlying the facts, legal basis for possible claims and an estimation of potential damages to be claimed by the Purchaser) and to the extent Purchaser has collected any evidence, provide such evidence in order to enable the Vendor to assess the merits of a possible breach (“Claim Notice”); provided, however that the Purchaser’s failure to give such notification shall not affect the indemnification provided hereunder except as provided for in Section 7.2(c). At the option of the Purchaser, (i) the Vendor shall have the right to remedy the relevant breach within thirty (30) days after having received the Claim Notice by putting the Purchaser in the position in which it would be in had the relevant Vendor’s Guarantee not been breached (“restitution in kind”, Naturalrestitution) or (ii) the Purchaser shall be entitled to demand from the Vendor compensation in money (Schadensersatz in Geld) according to §§ 249 et seq. German Civil Code (BGB) (Schaden) incurred by the Purchaser, including reasonable legal, accounting and other fees and expenses of professional advisors, but excluding (i) any lost profits (entgangener Gewinn), (ii) any loss of goodwill or reputational damages, (iii) any punitive or exemplary damages in an amount equal to the actual and direct loss suffered by the Purchaser; and (iv) similar incidental or consequential losses (mittelbare oder Folgeschäden). The Purchaser shall further be excluded from asserting any claims for damages due to a recalculation of the Purchase Price.

7.2	Limitation of Liability

The Vendor’s liability shall be limited pursuant to the following provisions:

(a)	The Vendor shall not be liable under or in connection with this Agreement to the extent that such liability would not have occurred but for the passing of, or change in, any legal provision after the date hereof unless such passing of or change was publicly known before the date hereof.

(b)	The Vendor shall not be liable under or in connection with this Agreement in respect of any damage or loss resulting from, or increased by:

(i)	any voluntary act or omission of the Purchaser or any of its Affiliates, or their respective directors, officers, employees, agents or other representatives, after the date hereof, including any changes in the accounting methods or principles utilized; or

(ii)	any act or omission agreed in, and in compliance with, this Agreement or otherwise requested or approved by the Purchaser in writing.

(c)	The Vendor’s liability under or in connection with this Agreement shall be reduced by any quantifiable amount, as such amount is determined by the competent arbitral tribunal, which is caused by the Purchaser’s non-compliance with its statutory obligations to mitigate damages under § 254 of the German Civil Code.

(d)	The Vendor shall not be liable under or in connection with this Agreement in respect of:

(i)	all matters disclosed in the appropriate section of the Disclosure Letter with reference to the specific section of the representations and warranties, provided such disclosure is made with reasonable clarity;

(ii)	all matters contained in the most recent versions of the commercial register excerpt, articles of association, and shareholders’ list (Handelsregisterauszug, Gesellschaftsvertrag, Gesellschafterliste) of the Company which were available online at www.unternehmensregister.de on November 9, 2012;

(iii)	all matters disclosed, contained or referred to in the Company’s Confidential Information Memorandum dated October 2011; and

(iv)	all matters otherwise disclosed in the appropriately marked folder and with reasonable clarity in the electronic data room as of March 9, 2013 as evidenced by the CD-Rom or DVD-Rom made as of such date and delivered to the Purchaser on the date hereof.

Except for the foregoing, Section 442 of the German Civil Code shall not apply.

(e)	The Vendor shall further not be liable under or in connection with this Agreement in respect of any claim to the extent that the Purchaser or the Company has (i) actually received any recovery by counterclaim or otherwise from any third party based on any claim that the Purchaser or the Company has against any third party that reduces the losses that the Purchaser or the Company would otherwise suffer, and (ii) the Purchaser or the Company have actually received any proceeds of any claims under any insurance policy that reduces the losses that that the Purchaser or the Company would otherwise suffer.

(f)	The Vendor shall further not be liable under or in connection with this Agreement in respect of any claim to the extent the Company has immediately quantifiable and non-assessable Tax benefit arising directly from such loss. Such future, quantifiable Tax benefit shall be valued at its net present value calculated at a discount rate of three percent (3%) per annum, a term of five (5) years and a tax rate of thirty percent (30%).

7.3	Liability Floor

Claims against the Vendor made under or in connection with this Agreement can only be made if each single claim, or in case of a series of similar breaches the aggregate of these claims resulting from such series of breaches, exceeds an amount of €150,000 (the “De Minimis Amount”), and to the extent the aggregate amount of all such claims exceeds an amount of €750,000 (the “Liability Floor”). If the Liability Floor is exceeded, the Purchaser shall be entitled to the full amount of all such claims, including the Liability Floor, provided, however, that the De Minimis Amount and the Liability Floor shall not apply to any breaches by the Vendor:

(i)	of the Vendor Guarantees in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(i) and 3.1(j) (Organization, Authority Relative to this Agreement, Corporate Approvals, No Other Agreements to Purchase, Ownership of Purchased Shares, No Insolvency and Share Capital);

(ii)	with respect to the Vendor’s Guarantees in respect of Taxes in Section 3.1(dd) and the Tax indemnity in Article 8;

(iii)	with respect to the Vendor’s covenants set forth in Article 5 whereby only the De Minimis Amount shall apply ; and

(iv)	in connection with the Vendor’s obligations pursuant to the post-Closing adjustments set forth at Section 2.2(b).

7.4	Maximum Liability

The Vendor’s liability under this Agreement shall be limited to an aggregate maximum amount corresponding to fifteen percent (15%) of the Purchase Price. Such maximum liability shall not apply to breaches of Sections 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(i) and 3.1(j) (Organization, Authority Relative to this Agreement, Corporate Approvals, Ownership of Purchased Shares and Share Capital) and to the obligations in connection with: (i) the post-Closing adjustments set forth at Section 2.2(b); (ii) breaches of the Vendor’s Tax Guarantee pursuant to Section 3.1(dd) and the Tax indemnity in Article 8; and (iii) the Vendor’s covenants set forth in Article 5. The Purchaser’s liability under this Agreement shall be limited to an aggregate maximum amount of €40,000,000. Such maximum liability shall not apply to breaches of Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.2(e) (Organization, Authority Relative to this Agreement, Corporate Approvals, Approvals and Consents and Funding of the Purchase Price) and to the obligations in connection with: (i) the post-Closing adjustments set forth at Section 2.2(b); and (ii) the Purchaser’s covenants set forth in Article 5. With respect to any obligation where the maximum amount set forth in this Section 7.4 does not apply, the overall liability of each of the Vendor and the Purchaser under this Agreement shall be limited to the Purchase Price.

7.5	Time Limitations

The claims of the Purchaser under this Agreement, except for claims under Article 8, which shall be time-bared as set forth in Section 8.8, shall become time-barred as follows:

(a)	claims arising from a breach of Section 3.1(b) (Authority Relative to this Agreement), and Section 3.1(e) (Ownership of Purchased Shares) within a period of thirty (30) years after the Closing Date;

(b)	Section 3.1(a) (Organization) and Section 3.1(d) (No Other Agreements to Purchase) within a period of five (5) years after the Closing Date;

(c)	claims arising from a breach of Section 3.1(dd) (Tax) shall become time-barred at the end of the calendar year four (4) years from the year in which all Tax Returns for periods ending on or before the Closing Date were filed, unless a tax audit is commenced during that period, in which case such claims shall only become time-barred six (6) months after each Tax assessment note (der jeweilige Steuerbescheid) for periods ending on or before the Closing Date have become final and binding (formell bestandskräftig);

(d)	claims arising from a breach of Section 3.1(u) (Environmental) shall become time-barred five (5) years after the Closing Date;

(e)	claims arising from a breach of Sections 3.1(v) (Employee Plans), 3.1(w) (Collective Agreements) or 3.1(x) (Employees) shall become time barred two (2) years after the Closing Date;

(f)	all other claims shall become time-barred eighteen (18) months after the Closing Date if not expressly stated otherwise in this Agreement; and

(g)	Section 203 of the German Civil Code shall not apply unless the Parties expressly agree in writing that the expiry period shall be tolled (gehemmt) on the basis of pending settlement negotiations.

7.6	Third Party Claims

In the event that a claim against the Purchaser or the Company is asserted by a third party which results, or which Purchaser believes to result, from a breach of the provisions of this Agreement (“Third Party Claim”) the following shall apply:

(a)	No admissions in relation to such Third Party Claim shall be made by or on behalf of the Purchaser or any of the Purchaser’s Affiliates (including, after Closing, the Company) and the Third Party Claim shall not be compromised, disposed of or settled without the prior written consent of the Vendor, which shall not be unreasonably (taking into account the interest of the Company) withheld or delayed.

(b)	If the Vendor wishes to defend the Purchaser or the Company against the Third Party Claim in its or their name and on its or their behalf, the Vendor shall notify the Purchaser accordingly within a period of three (3) weeks after having been notified of the Third Party Claim. Upon such notification, the Vendor shall be entitled to take in good faith any action to defend, and appeal the Third Party Claim (including the assertion and pursuit of justifiable (vertretbar) counter-claims or other claims against any third parties) in the name and on behalf of the Purchaser or the Company. However, the Vendor shall not compromise or settle any Third Party Claim without the prior written consent of the Purchaser. The Purchaser shall, or procure that the Company shall, promptly give all assistance and information to the Vendor as may be reasonably required to defend the Third Party Claim and in particular promptly forward all notices, communications and filings (including court papers).

(c)	If the Vendor decides not to take over the defense of a Third Party Claim, the Purchaser shall, or shall procure that the Company shall, carry out the defense of the Third Party Claim in good faith.

7.7	Limitation of Vendor’s Liability for Breach of Environmental Guarantee

The Purchaser shall not have a claim for breach of the Vendor’s environmental guarantee set forth in Section 3.1(u) if and to the extent such breach is caused by the Company’s investigations, preparatory or exploratory activities (including excavation and work plans/engineering undertaken that are not in the ordinary course of business) after the Closing Date which were not required pursuant to applicable Environmental Laws or a Governmental Authority, unless such investigations, preparatory or exploratory activities were in connection with construction on the Real Property relating to the expansion or reduction of the Business or the demolition of any structures in the context of the Business operating in the normal course. This limitation of liability shall not apply to any such actions taken by the Purchaser pursuant to a requirement of a Governmental Authority.

7.8	Specific Exclusions and Waivers

The rights and remedies of the Purchaser provided in this Agreement shall be the exclusive and sole remedy for the Purchaser against the Vendor, its Affiliates, shareholders, directors and employees. Any other claims of the Purchaser in relation to any breach under and in connection with this Agreement, in particular, without limitation, irrespective of their nature or legal basis, including any rights and claims arising out of or in connection with § 437 through 441 of the German Civil Code (Haftung für Sach- und Rechtsmängel), breach of pre-contractual or contractual obligations (culpa in contrahendo) pursuant to §§ 280 and 313 of the German Civil Code, any right to contest (anfechten), to rescind (zurücktreten) or to require the dissolution of this Agreement and the transactions contemplated thereunder, any right to supplementary performance (Nacherfüllung) or reduction of the Purchase Price (Minderung) are all hereby expressly excluded and waived by the Purchaser except in case of intent (Vorsatz) or bad faith (Arglist). The intent of Persons assisting the Vendor (Erfüllungsgehilfen) shall not be attributed to the Vendor pursuant to § 278 of the German Civil Code. Any representation made by the Vendor in this Agreement, in particular the Vendor’s Guarantees pursuant to Section 3.1, shall not be construed as to extend the Vendor’s obligation to disclose certain matters regarding the Company.

7.9	Payments Deemed to be Adjustment of Purchase Price

Payments made by the Vendor or the Purchaser, as the case may be, pursuant to this Article 7 shall be deemed to be an adjustment of the Purchase Price, provided, however, that this shall be without prejudice to any provisions in this Agreement where the Vendor’s liability or obligations are expressed as a fraction of the Purchase Price.

7.10	Breach of Purchaser’s Guarantees

In case of a breach of the Purchaser’s Guarantees under Section 3.2 under this Agreement, the provisions of this Article 7 shall apply mutatis mutandis. The claims arising from a breach of the Purchaser’s Guarantee under Section 3.2(b) (Authority Relative to this Agreement) shall survive the Closing for a period of thirty (30) years after the Closing Date and claims arising from a breach of any other of the Purchaser’s Guarantees under Section 3.2 shall survive the Closing for a period of five (5) years.

7.11	Breach of Guarantor’s Guarantees

In case of a breach of the Guarantor’s Guarantees under Section 3.3 under this Agreement, the provisions of this Article 7 shall apply mutatis mutandis. The claims arising from a breach of the Guarantor’s Guarantees under Section 3.3 shall survive the Closing for a period of five (5) years.

7.12	Breach of Purchaser Guarantor’s Guarantees

In case of a breach of the Purchaser Guarantor’s Guarantees under Section 3.4 under this Agreement, the provisions of this Article 7 shall apply mutatis mutandis. The claims arising from a breach of the Purchaser Guarantor’s Guarantees under Section 3.4 shall survive the Closing for a period of five (5) years.

ARTICLE 8

TAXES

8.1	Taxes

“Taxes” shall mean any tax within the meaning of § 3 of the German Tax Code (AO) or any taxes under the Laws of any other jurisdiction (including any withholding of amounts paid to or by or on behalf of any Person), together with any penalties, fines, interest or additions thereto and any secondary liability (Haftungsschuld) for Taxes and social security charges but excluding, for the avoidance of doubt, deferred taxes and notional tax losses (such as reductions of loss carry forwards or future depreciation) imposed under the applicable Laws by any competent Governmental Authority of public body in charge of imposing Taxes (a “Tax Authority”). Except as otherwise provided herein, Article 7 does not apply to claims under this Article 8.

8.2	Indemnification

(a)	The Vendor shall indemnify and hold harmless the Purchaser and the Company against any Taxes imposed under applicable Laws and relating to the Company (a “Tax Indemnification Claim”),

(i)	for periods ending on or before the Closing Date; and

(ii)	for the Pre Closing Straddle Period.

(b)	With respect to Taxes relating to a period which begins prior to the Closing Date and which ends after the Closing Date (the “Straddle Period”), the portion of the Taxes allocable to the period which begins prior to the Closing Date and ends on the Closing Date (“Pre-Closing Straddle Period”) shall be calculated as if the Pre-Closing Straddle Period is equal to a fiscal period (Veranlagungszeitraum).

(c)	The Tax Indemnification shall be due five (5) days before the Tax amount falls due but not earlier than ten (10) days after receipt of the notification of the Tax Indemnification Claim.

For greater certainty, there are not and shall not be any accrued Taxes payable for the period ending on or before the Closing Date or the Pre-Closing Straddle Period in the calculation of Working Capital or the Final Closing Working Capital. The Parties agree that there shall not be any duplication in the payment of any amounts pursuant to a Tax Indemnification Claim.

8.3	Tax Releases, Tax Benefits

In relation to tax releases, tax benefits and changes in accounting and filing practices relating to period prior to the Closing Date, the following shall apply:

(a)	If the Company is entitled to any refund of Taxes with regard to periods ending on or before the Closing Date or the Pre-Closing Straddle Period and the refund of Taxes is not recorded as receivable in the Annual Financial Statements 2012, the Company shall be obliged to transfer any such payment within twenty (20) Business Days to the Vendor except the Purchaser can set off such refund with a Tax Indemnification Claim.

(b)	If the Company is entitled to or could receive any benefits by refund, set-off or reduction of Taxes as the result of an adjustment or payment giving rise to a Tax Indemnification Claim, then the corresponding benefit shall reduce the Tax Indemnification Claim of such Taxes. This shall in particular, but without limitation, apply to any Tax benefits arising after the Closing Date resulting from the lengthening of any amortization or depreciation periods, higher depreciation allowances or carry forwards of losses or deductions. Section 7.2(f) shall apply accordingly.

(c)	The Vendor shall not be responsible for any Tax liabilities attributable to periods ending on or before the Closing Date or the Pre-Closing Straddle Period resulting from: (i) any change in the accounting and taxation principles or practices of the Company (including methods of submitting taxation returns) introduced after the Closing Date, except if required under mandatory Law; (ii) any transaction, action, omission, declaration or other measure initiated or executed by Purchaser, any of its Affiliates or, after the Closing Date, (including, but not limited to, the change in the exercise of any Tax election right, the amendment of any Tax Return without the consent of the Vendor, the termination of any profit and loss pooling agreement or Tax consolidation scheme, the approval or implementation of any reorganizational measure, the omission to file a notice pursuant to the German Reorganisation Tax Act (Umwandlungssteuergesetz) in order to maintain a beneficial tax status or the sale of any asset); (iii) Taxes which with reasonable efforts can be or have been recovered from a third party; or (iv) any change of the law or of guidelines or decrees of a Tax Authority published after the Closing Date.

8.4	Information of Vendor

The Purchaser shall keep the Vendor fully informed regarding the commencement of any Tax audit or other proceeding which may give rise to a Tax Indemnification Claim. If a claim for Taxes, including, without limitation, notice of a pending or threatened tax audit, is made by any Tax Authority (a “Tax Claim”) which, if successful, may result in an Tax Indemnification Claim, the Purchaser shall immediately notify the Vendor in writing of the Tax Claim so that at least fifteen (15) Business Days remain for filing an appeal on the date of the Vendor’s receipt of the Purchaser’s notice. The Vendor shall consult the Purchaser regarding the representation of the interests of the Company in any Tax audit or administrative or court proceeding relating to taxable periods ending on or before the Closing Date or the Pre-Closing Straddle Period, but the Vendor may employ counsel of its choice at its expense and may reasonably instruct Purchaser in respect to the settlement of such Tax Claim. The Purchaser or the Company shall submit to the Vendor all such relevant information and documents which are necessary to defend against any Tax Claim. Furthermore, the Purchaser or the Company shall render such support reasonably requested by the Vendor.

8.5	Tax Returns

All Tax Returns relating to taxable periods ending on or before the Closing Date or the Pre-Closing Straddle Period are to be prepared and filed by the Vendor or the Company. If Tax Returns relating to taxable periods ending on or before the Closing Date or the Pre-Closing Straddle Period have not been filed by the Vendor, the Purchaser or the Company shall prepare any such Tax Returns at the costs of the Vendor in accordance with applicable Tax Laws with respect to the Company for taxable periods ending on or before the Closing Date or the Pre-Closing Straddle Period, but shall not file or cause to be filed such Tax Returns with the competent Tax authorities without the prior written consent of the Vendor, such consent not to be unreasonably withheld or delayed, and the Vendor shall respond within a period of twenty (20) Business Days. Tax Returns relating to taxable periods ending on or before the Closing Date or the Pre-Closing Straddle Period shall not be amended or changed by the Purchaser without the prior written consent of the Vendor, except where the amendment or change is required by mandatory Tax Law.

8.6	Cooperation in Tax Matters

The Vendor, the Company and the Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate (each at their own expense), in preparing and filing all Tax Returns (including amended returns and claims for refund), including maintaining and making available to each other all records necessary in connection with Tax Claims and in resolving all disputes and audits with respect to all periods ending on or before the Closing Date or the Pre-Closing Straddle Period.

8.7	No Indemnity

Notwithstanding the foregoing, the Vendor shall not indemnify or hold harmless the Purchaser from or against any liability for Taxes attributable to a breach by the Purchaser of its obligations under this Agreement.

8.8	Time Limitations

Any claims of the Purchaser under this Article 8 shall be time-barred six (6) months after each Tax assessment note (der jeweilige Steuerbescheid) shall have become final and binding (formell bestandskräftig). The Vendor’s rights under this Article 8 shall become time-barred six (6) months after the Vendor has been notified in writing by the Purchaser that the respective amount to be paid under this

Article 8 has become final and binding but at the latest four (4) years following the Closing Date. The claims of the Purchaser under this Article 8 shall become time-barred at the latest four (4) years following the Closing Date. Section 203 of the German Civil Code shall apply if and to the extent the Vendor participates in a Tax matter in accordance with Section 8.6.

8.9	Tax Audit Costs

The Vendor shall reimburse the Purchaser or the Company for all reasonable costs and expenses related to periods ending on or before the Closing Date or the Pre-Closing Straddle Period (i) incurred in respect to the preparation of Tax Returns which have not been prepared at the Closing Date, (ii) incurred in respect to the conduct of Tax audits, and (iii) preparation of required transfer pricing documentation.

ARTICLE 9

SPECIFIC INDEMNITY

9.1	Specific Indemnity by the Vendor and the Guarantor

The Vendor and the Guarantor shall indemnify and hold harmless the Purchaser and the Company (by way of a genuine contract for the benefit of a third party (echter Vertrag zugunsten Dritter)) from any claims in connection with any illiquidity, over-indebtedness or insolvency of the Vendor or any of Vendor’s Affiliates (other than the Company), asserted by any third party (including, for the avoidance of doubt, any creditor of the Vendor or the Vendor’s Affiliates and any third party acting ex officio (Partei kraft Amtes) for the Vendor or any of the Vendor’s Affiliates, such as an insolvency administrator) and any liabilities, losses, damages, and reasonable expenses incurred by the Purchaser or the Company in connection therewith. Nothing in this Agreement shall in any way limit the liability of the Vendor and the Vendor’s Guarantor under this Section 9.1.

9.2	Specific Indemnity by the Purchaser and the Purchaser Guarantor

The Purchaser and the Purchaser Guarantor shall indemnify and hold harmless the Vendor and the Guarantor (also by way of a genuine contract for the benefit of a third party (echter Vertrag zugunsten Dritter)) from any claims in connection with any illiquidity, over-indebtedness or insolvency of the Company asserted by any third party (including, for the avoidance of doubt, any creditor of the Company or the Company’s Affiliates and any third party acting ex officio (Partei kraft Amtes) for the Company, such as an insolvency administrator) and any liabilities, losses, damages, and reasonable expenses incurred by the Vendor in connection therewith. Nothing in this Agreement shall in any way limit the liability of the Purchaser and the Purchaser’s Guarantor under this Section 9.2.

ARTICLE 10

TERMINATION OF THIS AGREEMENT

10.1	Obligations of the Vendor and the Purchaser

The obligations of the Vendor and the Purchaser hereunder shall terminate:

(a)	by the mutual written consent of the Vendor and the Purchaser;

(b)	by the Purchaser if any of the conditions set forth in Section 6.2(b) (Conditions for the Benefit of the Purchaser) shall have become incapable of fulfillment, and shall not have been waived by the Purchaser;

(c)	by the Vendor if any of the conditions set forth in Section 6.2(c) (Conditions for the Benefit of the Vendor) shall have become incapable of fulfillment, and shall not have been waived by the Vendor; or

(d)	upon notice by the Vendor or the Purchaser to the other party if the purchase and sale of the Purchased Shares has not been completed by June 30, 2013 and such date has not been otherwise extended by the Vendor and the Purchaser;

provided, however, that the party seeking termination pursuant to Section 10.1(b), 10.1(c) or 10.1(d) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

10.2	Liability on Termination

If this Agreement is terminated, it shall, except for obligations under Section 1.9 (Governing Law) Section 5.8 (Confidential Information), Section 11.2 (Arbitration, Place of Jurisdiction) and Section 12.7 (Language) hereunder, become void and of no force and effect and there shall be no liability on the part of any Party or their respective officers and directors except to the extent that any Party is in default of any of its obligations.

ARTICLE 11

DISPUTE RESOLUTION

11.1	Negotiation

The Parties shall attempt in good faith to resolve any controversy, dispute or claim arising out of or relating to this Agreement or the breach, termination, enforceability or validity thereof (collectively, a “Dispute”) promptly by negotiation between representatives who have authority to settle the Dispute. Any Party may give another a written notice (a “Dispute Notice”) setting forth with reasonable specificity the nature of the Dispute and the identity of such Party’s representatives who will attend and participate in the meeting at which the Parties will attempt to settle the Dispute. Following the receipt of a Dispute Notice, the representatives of the Parties involved shall meet as soon as is practicable at a mutually acceptable time and place to negotiate in good faith a settlement of the Dispute, and shall meet thereafter as they reasonably deem necessary. All negotiations pursuant to this Section 11.1 shall be confidential and shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations which is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current of future arbitration or litigation.

11.2	Arbitration; Place of Jurisdiction

(a)	If the Dispute has not been resolved within thirty (30) days after the receipt of a Dispute Notice through negotiation as provided in Section 11.1, then the Dispute shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V. - DIS) as applicable at the time of the initiation of the arbitration proceeding without recourse to the ordinary courts of law.

(b)	The place of arbitration shall be Frankfurt am Main, Germany. The arbitral tribunal shall consist of three arbitrators. The arbitral proceedings shall be exclusively conducted in the English language.

(c)	Except as required by Law or by regulation, or with the consent of all Parties involved in the proceeding, no Party hereto shall disclose or disseminate any information relating to the Dispute or to the dispute resolution proceedings called for hereby except for disclosure to those of its officers, employees, accountants, attorneys and agents whose duties reasonably require them to have access to such information.

11.3	Costs and Fees

All fees and expenses of the arbitrators, expenses for hearing facilities and other expenses of the arbitration shall be borne equally by the Parties unless the arbitrators in the award assess such fees and expenses other than equally against the Parties. Each Party shall bear the fees and expenses of its own attorneys and witnesses except to the extent otherwise provided in this Agreement or by law; provided, that if the arbitrators determine that the claim or defence of any Party was frivolous or lacked a reasonable basis in fact or law, the arbitrators may assess against such Party all or part of the fees and expenses of attorneys and witnesses for the other Party.

ARTICLE 12

GENERAL MATTERS

12.1	Public Notices

No press release or other announcement concerning the transaction contemplated by this Agreement shall be made by the Vendor, the Guarantor, the Purchaser Guarantor or the Purchaser without the prior written consent of the other Parties (such consent not to be unreasonably withheld or delayed) provided, however, that any Party may, without such consent, make such disclosure if the same is required by any stock exchange on which any of the securities of such Party or any of its Affiliates are listed or by any securities commission or other similar regulatory authority having jurisdiction over such Party or any of its Affiliates, and if such disclosure is required, the Party making the disclosure shall use reasonable efforts to give prior oral or written notice to the other Parties.

12.2	Expenses

The Parties to this Agreement acknowledge and agree that each party shall pay its own expenses (including fees and expenses of its legal, accounting, financial or other professional advisors) in connection with the transactions contemplated by this Agreement (whether or not the sale and purchase of the Purchased Shares is consummated). The foregoing shall not constitute a limitation with respect to remedies in the case of a breach of any of the provisions contained in this Agreement, in which event damages sought by the non-breaching party may include the foregoing expenses.

The cost of the notarization of this Agreement and the filing fees for the required filings with the merger control authorities and the real estate transfer tax triggered by the transactions contemplated by this Agreement shall be for the account of the Purchaser.

12.3	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or by hand-delivery as hereinafter provided. Any such notice or other communication, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section 12.3. Notices and other communications shall be addressed as follows:

(a)	if to the Vendor:

c/o Fortress Paper Ltd.

2nd Floor - 157 Chadwick Court

North Vancouver, B.C.

V7M 3K2

Attention: Chadwick Wasilenkoff

Telecopier number: +1 604 988-5327

(b)	with a copy (which shall not constitute notice) to:

Sangra Moller LLP

1000 Cathedral Place

925 West Georgia Street

Vancouver, B.C.

V6C 3L2

Attention: Winston Yee

Telecopier number: +1 604 669-8803

(c)	if to the Purchaser:

P.H. Glatfelter Co.

96 South George Street, Ste. 500

York, Pennsylvania

USA 17401-1434

Attention: Christopher W. Astley

Telecopier number: +1 717 846-7208

(d)	with a copy (which shall not constitute notice) to:

Jones Day

Thurn-und-Taxis-Platz 6

60313 Frankfurt

Germany

Attention: My Linh Vu-Grégoire

Telecopier number: +49 69 9726 3993

Notwithstanding the foregoing, any notice or other communication required or permitted to be given by either Party pursuant to or in connection with any dispute resolution procedures contained herein may only be delivered by hand.

12.4	Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

12.5	Set-Off etc.

Except as explicitly otherwise provided herein, the Purchaser’s right of set-off, retention or other refusal of performance with regard to the obligation to pay all or any part of the Purchase Price (and any interest payable thereon) shall be excluded.

12.6	No Third Party Beneficiaries

This Agreement shall not confer any rights or remedies upon any Person other than the Parties hereto and their respective successors and permitted assigns.

12.7	Language

(a)	The English version of this Agreement shall be the only governing version.

(b)	Where a term or phrase in German has been added in parentheses after an English term or phrase, the German term or phrase shall be decisive for the purposes of interpretation of the English term or phrase whenever such term or phrase is used in this Agreement.

(c)	Although in the English language, each term within this Agreement shall be construed and interpreted in accordance with German law only, and any English, United States or other common law concept or interpretation shall be disregarded.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

FORTRESS SECURITY PAPERS AG

By:	*

Name:

Title:

FORTRESS PAPER LTD.

By:	*

Name:

Title:

GLATFELTER GERNSBACH GMBH & CO. KG

By:	*

Name:

Title:

P.H. GLATFELTER CO.

By:	*

Name:

Title:

* by Powers of Attorney